                                                FILED PURSUANT TO RULE 424(B)(1)
                                                      REGISTRATION NO. 333-25027
PROSPECTUS
                         3,000,000 PREFERRED SECURITIES
                              PLC CAPITAL TRUST I
          8 1/4% TRUST ORIGINATED PREFERRED SECURITIES-SM- ("TOPRS-SM-")
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
                          PROTECTIVE LIFE CORPORATION
                                  ------------

    The 8 1/4% Trust Originated Preferred Securities (the "Preferred Securities") offered hereby represent undivided beneficial interests in the assets of PLC Capital Trust I, a statutory business trust formed under the laws of the State of Delaware ("PLC Capital" or the "Trust"). Protective Life Corporation, a Delaware corporation ("Protective Life" or the "Company"), will own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of PLC Capital. PLC Capital exists for the sole purpose of issuing the Trust Securities and investing the proceeds thereof in an equivalent amount of 8 1/4% Subordinated Debentures due 2027, Series B (the "Subordinated Debt Securities") of Protective Life. The Subordinated Debt Securities and the Preferred Securities in respect of which this Prospectus is being delivered

                                                        (CONTINUED ON NEXT PAGE)
                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE PREFERRED SECURITIES, INCLUDING THE PERIOD AND CIRCUMSTANCES DURING AND UNDER WHICH PAYMENTS OF DISTRIBUTIONS ON THE PREFERRED SECURITIES MAY BE DEFERRED AND THE RELATED UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF SUCH DEFERRAL.

    The Preferred Securities have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange, Inc. (the "New York Stock Exchange") under the symbol "PL PrT". Trading of the Preferred Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Preferred Securities. See "Underwriting."
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                          CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                                     INITIAL PUBLIC           UNDERWRITING
                                                                   OFFERING PRICE (1)        COMMISSION (2)
Per Preferred Security.........................................          $25.00                   (3)
Total..........................................................       $75,000,000                 (3)

                                                                      PROCEEDS TO
                                                                      TRUST (3)(4)
Per Preferred Security.........................................          $25.00
Total..........................................................       $75,000,000

(1) Plus accrued distributions, if any, from April 29, 1997.

(2) PLC Capital and Protective Life have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Subordinated Debt Securities, Protective Life has agreed to pay to the Underwriters as compensation (the "Underwriters' Compensation") for their arranging the investment therein of such proceeds $.7875 per Preferred Security (or $2,362,500 in the aggregate); provided, that such compensation for sales of 10,000 or more Preferred Securities to a single purchaser will be $.50 per Preferred Security. Therefore, to the extent of such sales, the actual amount of Underwriters' Compensation will be less than the aggregate amount specified in the preceding sentence. See "Underwriting."

(4) Expenses of the offering which are payable by Protective Life are estimated to be $425,000.

                          ---------------------------

    The Preferred Securities are offered by the several Underwriters subject to prior sale, when, as and if issued to and acceptance by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Preferred Securities will be made only in book-entry form through the facilities of The Depository Trust Company, on or about April 29, 1997.
                             ---------------------

MERRILL LYNCH & CO.
            GOLDMAN, SACHS & CO.
                         MORGANSTANLEY & CO.
                                            INCORPORATED
                                                         OPPENHEIMER & CO., INC.
                                  ------------

                 The date of this Prospectus is April 24, 1997.

 -SM- "Trust Originated Preferred Securities" and "TOPrS" are service marks of
                           Merrill Lynch & Co., Inc.

(CONTINUED FROM PREVIOUS PAGE)

shall be referred to herein as the "Offered Securities." The Subordinated Debt Securities will mature on April 29, 2027 (such date, and any such other date to which the maturity of the Subordinated Debt Securities may be shortened or extended as described under "Description of the Subordinated Debt Securities--General," is hereinafter referred to as the "Stated Maturity"). The Subordinated Debt Securities when issued will be unsecured obligations of Protective Life and will be subordinate and junior in right of payment to other indebtedness of the Company, as described herein. Upon an Event of Default under the Declaration (as defined herein), the holders of Preferred Securities will have a preference over the holders of the Common Securities with respect to payments in respect of distributions and payments upon redemption, liquidation and otherwise.

    Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of 8 1/4 percent of the liquidation amount of $25 per Preferred Security, accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 1997 ("distributions"). The payment of distributions out of moneys held by PLC Capital and payments on liquidation of PLC Capital or the redemption of Preferred Securities, as set forth below, are guaranteed on a subordinated basis by Protective Life (the "Preferred Securities Guarantee") to the extent described herein under "Description of Preferred Securities Guarantee". The Preferred Securities Guarantee covers payments of distributions and other payments on the Preferred Securities only if and to the extent that PLC Capital has funds available therefor, which will only occur if Protective Life has made a payment of interest or principal or other payments on the Subordinated Debt Securities held by PLC Capital as its sole asset. The Preferred Securities Guarantee, when taken together with the Company's obligations under the Subordinated Debt Securities and the Subordinated Indenture (as defined herein) and its obligations under the Declaration, including its obligation as issuer of the Subordinated Debt Securities to pay costs, expenses, debts and obligations of PLC Capital (other than with respect to the Trust Securities), provide a full and unconditional guarantee on a subordinated basis of amounts due on the Preferred Securities. See "Risk Factors--Rights Under the Preferred Securities Guarantee" herein. The obligations of Protective Life under the Preferred Securities Guarantee rank (i) subordinate and junior in right of payment to all Senior Indebtedness (as such term is defined in the Subordinated Indenture), (ii) PARI PASSU with the Subordinated Debt Securities, the Company's guarantee of PLC Capital L.L.C.'s 9% Cumulative Monthly Income Preferred Securities, Series A (the "Series A Preferred Securities") and any other liabilities or obligations that may be PARI PASSU by their terms and (iii) senior to the Company's common stock, the most senior preferred or preference stock now or hereafter issued by the Company and with any guarantee now or hereafter entered into by Protective Life in respect to any preferred or preference stock of any affiliate of the Company. The obligations of Protective Life under the Subordinated Debt Securities are subordinate and junior in right of payment to all present and future Senior Indebtedness of Protective Life. There was approximately $181 million of Senior Indebtedness at December 31, 1996. The Subordinated Debt Securities purchased by the Trust may be subsequently distributed PRO RATA to holders of the Trust Securities in connection with the dissolution of the Trust.

    The distribution rate and the distribution payment date and other payment dates for the Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Subordinated Debt Securities, which will be the sole assets of the Trust. As a result, if Protective Life does not make principal or interest payments on the Subordinated Debt Securities, the Trust will not have sufficient funds to make distributions on the Preferred Securities; in which event, the Preferred Securities Guarantee will not apply to such distributions until the Trust has sufficient funds available therefor.

    So long as Protective Life is not in default in the payment of interest on the Subordinated Debt Securities, it has the right to defer payments of interest on the Subordinated Debt Securities by extending the interest payment period on the Subordinated Debt Securities to up to 20 consecutive quarters (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the

Subordinated Debt Securities. If interest payments are so deferred, distributions on the Preferred Securities will also be deferred. During such Extension Period, distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate of 8 1/4 percent per annum compounded quarterly, and during any Extension Period holders of Preferred Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. There could be multiple Extension Periods of varying lengths throughout the term of the Subordinated Debt Securities. See "Risk Factors--Option to Extend Interest Payment Period"; "Description of the Subordinated Debt Securities--Option to Extend Interest Payment Period"; and "Certain Federal Income Tax Considerations--Interest Income and Original Issue Discount."

    The Subordinated Debt Securities are redeemable by Protective Life, at any time in whole or from time to time in part, on or after April 29, 2002, but prior to the Stated Maturity, and in whole or in part at any time, upon the occurrence of a Tax Event (as defined herein) in certain circumstances. If Protective Life redeems the Subordinated Debt Securities, the Trust must redeem Trust Securities on a PRO RATA basis having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debt Securities so redeemed at $25 per Preferred Security plus accrued and unpaid distributions thereon (the "Redemption Price") to the date fixed for redemption. See "Description of the Preferred Securities-- Mandatory Redemption." The Preferred Securities will be redeemed upon maturity of the Subordinated Debt Securities.

    The Company will have the right at any time to dissolve the Trust and cause the Subordinated Debt Securities to be distributed to the holders of the Trust Securities. If the Subordinated Debt Securities are distributed to the holders of the Preferred Securities, the Company will use its best efforts to cause the Subordinated Debt Secuities to be listed on the New York Stock Exchange or on such other exchange as the Preferred Securities are then listed.

    In the event of the involuntary or voluntary dissolution, winding up or termination of the Trust, the holders of the Preferred Securities will be entitled to receive for each Preferred Security a liquidation amount of $25 plus accrued and unpaid distributions thereon (including interest thereon) to the date of payment, unless, in connection with such dissolution, the Subordinated Debt Securities are distributed to the holders of the Preferred Securities. See "Description of the Preferred Securities--Liquidation Distribution Upon Dissolution."

                              -------------------

    FOR NORTH CAROLINA RESIDENTS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS, THE PURCHASE OF PREFERRED SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    Protective Life is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information concerning Protective Life can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's site is http://www.sec.gov.

    This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by Protective Life and PLC Capital with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Protective Life, PLC Capital and the Offered Securities, reference is made to the Registration Statement. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C. and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

    No separate financial statements of PLC Capital have been included herein or incorporated herein by reference. Protective Life and PLC Capital do not consider that such financial statements would be material to holders of the Preferred Securities because (i) all of the voting securities of PLC Capital will be owned, directly or indirectly, by Protective Life, a reporting company under the Exchange Act, (ii) PLC Capital has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of PLC Capital and investing the proceeds thereof in Subordinated Debt Securities issued by Protective Life and (iii) Protective Life's obligations described herein, under the Declaration of PLC Capital, the Preferred Securities Guarantee issued with respect to Preferred Securities issued by PLC Capital and the related back-up undertakings, the Subordinated Debt Securities purchased by PLC Capital and the related Subordinated Indenture, taken together, constitute a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of Subordinated Debt Securities of Protective Life--Subordination" and "Description of the Preferred Securities Guarantee."

    PLC Capital is not currently subject to the information reporting requirements of the 1934 Act. PLC Capital will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive exemptions therefrom.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Protective Life's Annual Report on Form 10-K for the year ended December 31, 1996, and its Current Report on Form 8-K dated February 11, 1997, as filed with the Commission pursuant to the Exchange Act (file no. 1-12332), are incorporated herein by reference.

    Each document or report subsequently filed by Protective Life pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part of this

Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    Protective Life will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Requests should be directed to: Stockholder Relations, Protective Life Corporation, P.O. Box 2606, Birmingham, Alabama 35202 (telephone: (205) 879-3573; facsimile (205) 868-3541).

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, AS USED IN THIS PROSPECTUS "PROTECTIVE LIFE" AND THE "COMPANY" REFER TO THE CONSOLIDATED GROUP OF PROTECTIVE LIFE CORPORATION AND ITS SUBSIDIARIES.

                          PROTECTIVE LIFE CORPORATION

    Protective Life, a Delaware corporation incorporated in 1981, is an insurance holding company that, through its subsidiary life insurance companies, produces, distributes and services a diverse array of insurance and investment products. Protective Life markets individual life insurance, dental insurance, group life and health insurance, credit life and disability insurance, guaranteed investment contracts and annuities throughout the United States. The Company also maintains a separate line of business devoted exclusively to the acquisition of insurance policies from other companies and participates in a joint venture which owns a life insurance company in Hong Kong. Protective Life Insurance Company ("Protective Life Insurance"), founded in 1907, is Protective Life's principal operating subsidiary. Protective Life Insurance is currently assigned a rating of A+ (Superior) by A.M. Best Company, Inc. (2nd highest rating of 15) and a claims-paying ability rating of AA (Excellent) by Standard & Poor's (3rd highest rating of 18).

    For the year ended December 31, 1996, Protective Life reported revenues of approximately $1.0 billion and net income of $89.0 million. At December 31, 1996, Protective Life had total assets of approximately $8.3 billion, stockholders' equity of $615.3 million and life insurance in force of $69.3 billion.

    Over the five-year period ended December 31, 1996, Protective Life's total assets have grown from approximately $3.1 billion to approximately $8.3 billion, a compound annual growth rate of 21.5%. In the same five-year period, Protective Life's net income has grown from $35.8 million to $89.0 million, a compound annual growth rate of 20.0%, and its return on equity has averaged 17.7%.

    The Company's operating strategy has been to identify market opportunities in the life and health insurance business that offer attractive prospects for growth and profitability and then to move quickly to take advantage of those opportunities and become a strong participant in the targeted market segment. The Company believes that its diverse product mix supports this strategy by giving the Company broad exposure to attractive market opportunities and a more diverse base of earnings. The Company also emphasizes discipline in the allocation of capital, the pricing of products and the management of expenses.

RECENTLY ANNOUNCED ACQUISITION

    On April 8, 1997, Protective Life Insurance entered into a definitive agreement to acquire all of the outstanding capital stock of West Coast Life Insurance Company ("West Coast") from Nationwide Corporation, a member of the Nationwide Insurance Enterprise, for approximately $257 million in cash. As of December 31, 1996, West Coast had $752.2 million of statutory assets and $152.6 million of capital and surplus. In 1996, West Coast had $106.4 million of premium revenue. See "Protective Life Corporation--Recently Announced Acquisition."

                         SUMMARY FINANCIAL INFORMATION

                                                                 YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------
                                                1996         1995         1994         1993         1992
                                             -----------  -----------  -----------  -----------  -----------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Premiums and policy fees...................  $   494,153  $   432,576  $   402,772  $   370,758  $   323,136
Net investment income......................      517,483      475,924      417,825      362,130      284,069
Realized investment gains (losses).........        5,510        1,612        6,298        5,054         (14)
Other income...............................       20,857       11,768       21,553       21,695       18,835
                                             -----------  -----------  -----------  -----------  -----------
  Total revenues...........................    1,038,003      921,880      848,448      759,637      626,026
                                             -----------  -----------  -----------  -----------  -----------
Benefits and expenses......................      898,262      800,846      742,275      674,593      566,079
Income tax expense.........................       47,512       41,152       33,976       28,475       17,384
Minority interest..........................        3,217        3,217        1,796           19           90
Change in accounting principle.............      --           --           --           --             1,053
                                             -----------  -----------  -----------  -----------  -----------
  Net income...............................  $    89,012  $    76,665  $    70,401  $    56,550  $    41,420
                                             -----------  -----------  -----------  -----------  -----------
                                             -----------  -----------  -----------  -----------  -----------
PER SHARE DATA(1)
Net income(2)..............................  $      2.94  $      2.68  $      2.57  $      2.07  $      1.52
Cash dividends.............................  $       .70  $       .62  $       .55  $      .505  $       .45
Weighted average number of shares
  outstanding..............................   30,285,911(3)  28,627,345(3)  27,392,936(3)  27,381,578(3)  27,315,986
Stockholders' equity.......................  $     19.98  $     18.30  $      9.86  $     13.17  $     10.28
Stockholders' equity excluding net
  unrealized gains and losses on
  investments..............................  $     19.76  $     16.29  $     13.78  $     11.74  $     10.16

                                                                      DECEMBER 31,
                                             ---------------------------------------------------------------
                                                1996         1995         1994         1993         1992
                                             -----------  -----------  -----------  -----------  -----------
                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Total assets...............................  $ 8,263,205  $ 7,231,257  $ 6,130,284  $ 5,316,005  $ 4,006,667
Long-term debt.............................      168,200      115,500       98,000      137,598       31,014
Total debt.................................      181,000      115,500       98,000      147,118       88,248
Monthly Income Preferred Securities(4).....       55,000       55,000       55,000
Stockholders' equity.......................      615,316      526,557      270,373      360,733      281,400
Stockholders' equity excluding unrealized
  gains and losses on investments..........  $   608,628  $   468,694  $   377,905  $   321,449  $   278,244

CONSOLIDATED STATUTORY FINANCIAL DATA(5)
Net income.................................  $   102,337  $   115,259  $    68,945  $    53,138  $    38,426
Total capital and surplus..................  $   456,320  $   324,416  $   306,858  $   265,075  $   208,476

--------------------------

(1) Prior periods have been restated to reflect a two-for-one stock split on June 1, 1995.

(2) Net income per share is computed using the weighted average number of shares outstanding during each period.

(3) Excludes contingently issuable shares of 208,233, 231,253, 262,730, and 257,272 at December 31, 1996, 1995, 1994, and 1993, respectively. The dilutive effect of such shares on earnings per share is less than three percent.

(4) Reported as "minority interest in consolidated subsidiaries" in the Company's financial statements.

(5) Of Protective Life's insurance subsidiaries prepared in conformity with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Statutory accounting practices differ in some respects from generally accepted accounting principles. For example, (a) acquisition costs of obtaining new businesses are expensed as incurred, (b) benefit liabilities are computed using methods statutorily mandated and are not adjusted for actual experience, (c) income tax expense is computed on taxable earnings and (d) furniture and equipment, agents' debt balances and prepaid expenses are charged directly against surplus rather than reported as assets.

                              PLC CAPITAL TRUST I

    PLC Capital is a statutory business trust formed under Delaware law pursuant to (i) a declaration of trust, dated as of April 10, 1997, (the "Declaration") executed by Protective Life, as sponsor (the "Sponsor"), and the trustees of PLC Capital (the "PLC Trustees") and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on April 10, 1997. Such declaration will be amended and restated in its entirety (as so amended and restated, the "Declaration") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part. PLC Capital exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto. PLC Capital has a term of approximately 55 years, but may terminate earlier as provided in the Declaration.

                                  THE OFFERING

Securities Offered...........................  3,000,000 8 1/4% Trust Originated Preferred
                                               Securities-SM- (Liquidation Amount $25 per
                                               Preferred Security).

Offering Price...............................  $25 per Preferred Security plus accrued distributions, if any, from April 29, 1997.

Distribution Dates...........................  March 31, June 30, September 30 and December
                                               31 of each year, commencing June 30, 1997.

Subordinated Debt Securities.................  The Trust will use the gross proceeds received from the sale of the Preferred
                                               Securities to purchase Subordinated Debt
                                               Securities from Protective Life. Protective
                                               Life will have the right at any time to
                                               dissolve the Trust and cause the Subordinated
                                               Debt Securities to be distributed to the
                                               holders of the Trust Securities. The
                                               Subordinated Debt Securities shall bear
                                               interest at the rate of 8 1/4% per annum
                                               payable in quarterly arrears. See
                                               "Description of the Subordinated Debt
                                               Securities." The Subordinated Debt Securities
                                               will mature and become due and payable on
                                               April 29, 2027 (or such other Stated Maturity
                                               as is applicable, as described under
                                               "Description of the Subordinated Debt
                                               Securities--General").

Extension Periods............................  The Company has the right to defer payments of interest on the Subordinated Debt
                                               Securities by extending the interest payment
                                               period on the Subordinated Debt Securities,
                                               at any time and from time to time, to up to
                                               20 consecutive quarters, provided that no
                                               Extension Period may extend beyond the
                                               maturity of the Subordinated Debt Securities.
                                               If interest payments on the Subordinated Debt
                                               Securities are so deferred, distributions on
                                               the Preferred Securities will also be
                                               deferred. During any deferral, distributions
                                               will continue to accrue with interest thereon
                                               compounded quarterly (to the

                                               extent permitted by law) as described herein.
                                               There could be multiple Extension Periods of
                                               varying lengths throughout the term of the
                                               Subordinated Debt Securities. During an
                                               Extension Period, holders of Preferred
                                               Securities will be required to include
                                               deferred interest income in their gross
                                               income in advance of receipt of the cash
                                               interest payments attributable thereto. See
                                               "Description of the Preferred
                                               Securities--Voting Rights," "Description of
                                               the Subordinated Debt Securities-- Option to
                                               Extend Interest Payment Period" and "Certain
                                               Federal Income Tax Considerations-- Interest
                                               Income and Original Issue Discount."

Preferred Securities Guarantee...............  Payment of distributions out of moneys held by the Trust, and payments on liquidation of
                                               the Trust or the redemption of Preferred
                                               Securities, are guaranteed by the Company if
                                               and to the extent the Trust has funds
                                               available therefor. If the Company does not
                                               make principal or interest payments on the
                                               Subordinated Debt Securities, the Trust will
                                               not have sufficient funds to redeem or make
                                               distributions on the Preferred Securities, in
                                               which event the Preferred Securities
                                               Guarantee will not apply to such redemptions
                                               or distributions until the Trust has
                                               sufficient funds available therefor. The
                                               Company's obligations under the Preferred
                                               Securities Guarantee, taken together with its
                                               other obligations described herein,
                                               constitute a full and unconditional guarantee
                                               by the Company on a subordinated basis of
                                               payments due on the Preferred Securities. See
                                               "Effect of Obligations Under the Subordinated
                                               Debt Securities and the Preferred Securities
                                               Guarantee" and "Description of the Preferred
                                               Securities Guarantee."

Redemption...................................  Unless previously redeemed pursuant to the redemption provisions described below, each
                                               of the outstanding Preferred Securities will
                                               be redeemed by the Trust, in cash, on the
                                               Stated Maturity date of the Subordinated Debt
                                               Securities, at the Redemption Price, which is
                                               equal to (a) $25 per Preferred Security plus
                                               (b) accrued and unpaid distributions thereon
                                               to the date of redemption. See "Description
                                               of the Preferred Securities-- Mandatory
                                               Redemption" and "--Tax Event Redemption," and
                                               "Description of the Subordinated Debt
                                               Securities--General."

                                               The Subordinated Debt Securities are
                                               redeemable by the Company, at any time in
                                               whole or from time to time in part, on or
                                               after April 29, 2002, but prior

                                               to the Stated Maturity, or at any time in
                                               certain circumstances upon the occurrence of
                                               a Tax Event, in each case at a price equal to
                                               (a) 100% of the principal amount of
                                               Subordinated Debt Securities to be redeemed
                                               plus (b) accrued and unpaid interest thereon
                                               to the redemption date. If the Company
                                               redeems Subordinated Debt Securities, the
                                               Trust must redeem Trust Securities on a PRO
                                               RATA basis having an aggregate liquidation
                                               amount equal to the aggregate principal
                                               amount of the Subordinated Debt Securities so
                                               redeemed at the Redemption Price. See
                                               "Description of the Preferred
                                               Securities--Mandatory Redemption,", "--Tax
                                               Event Redemption" and "--Distribution of the
                                               Subordinated Debt Securities."

Voting Rights................................  Holders of the Preferred Securities will have limited voting rights and will not be
                                               entitled to vote to appoint, remove or
                                               replace, or to increase or decrease the
                                               number of, PLC Trustees (as defined herein),
                                               which voting rights are vested exclusively in
                                               the holder of the Common Securities. See
                                               "Description of the Preferred
                                               Securities--Voting Rights."

Use of Proceeds..............................  The Trust will use the gross proceeds received from the sale of the Trust
                                               Securities to purchase Subordinated Debt
                                               Securities from Protective Life. Protective
                                               Life intends to use most of the proceeds from
                                               the sale of the Subordinated Debt Securities
                                               to repay existing short-term and long-term
                                               bank debt which as of March 31, 1997 was
                                               approximately $75 million in the aggregate.
                                               The remainder, if any, will be used for
                                               general corporate purposes. Pending such
                                               application, such proceeds will be invested
                                               in short-term securities.

Listing......................................  The Preferred Securities have been approved for listing, subject to official notice of
                                               issuance, on the New York Stock Exchange.
                                               Trading of the Preferred Securities on the
                                               New York Stock Exchange is expected to
                                               commence within a 30-day period after the
                                               initial delivery of the Preferred Securities.
                                               See "Underwriting."

Risk Factors.................................  Prospective investors should carefully consider the matters set forth under "Risk
                                               Factors."

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF PREFERRED SECURITIES SHOULD CAREFULLY REVIEW THE INFORMATION CONTAINED ELSEWHERE IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IN PARTICULAR, SHOULD CONSIDER THE FOLLOWING MATTERS.

ABSENCE OF PRIOR PUBLIC MARKET

    Prior to this offering, there has been no public market for the Preferred Securities. Although the Preferred Securities have been approved for listing on the New York Stock Exchange, there can be no assurance that an active public market will develop for the Preferred Securities or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The public offering price for the Preferred Securities has been determined through negotiations between the Company and the Underwriters. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions.

RANKING OF SUBORDINATE OBLIGATIONS UNDER THE PREFERRED SECURITIES GUARANTEE AND
  SUBORDINATED DEBT SECURITIES; HOLDING COMPANY STRUCTURE

    The Company's obligations under the Preferred Securities Guarantee rank (i) subordinate and junior in right of payment to all Senior Indebtedness (as such term is defined in the Subordinated Indenture), (ii) PARI PASSU with the Subordinated Debt Securities, the Company's guarantee of PLC Capital L.L.C.'s Series A Preferred Securities and any other liabilities or obligations that may be PARI PASSU by their terms and (iii) senior to the Company's common stock and the most senior preferred or preference stock now or hereafter issued by the Company and any guarantee now or hereafter entered into by Protective Life in respect of any preferred or preference stock of any affiliate of the Company. The obligations of Protective Life under the Subordinated Debt Securities are subordinate and junior in right of payment to all present and future Senior Indebtedness of Protective Life and rank PARI PASSU with obligations to or rights of the Company's other general unsecured creditors. No payment of principal (including redemption payments, if any) or interest on the Subordinated Debt Securities may be made if (i) any Senior Indebtedness of Protective Life is not paid when due and any applicable grace period with respect to such default has ended with such default not having been cured or waived or ceasing to exist or (ii) the maturity of any Senior Indebtedness has been accelerated because of a default. As of December 31, 1996, Senior Indebtedness of Protective Life aggregated approximately $181 million. There are no terms in the Preferred Securities, the Subordinated Debt Securities or the Preferred Securities Guarantee that limit the Company's ability to incur additional indebtedness, including indebtedness that ranks senior to the Subordinated Debt Securities and the Preferred Securities Guarantee. Protective Life's ability to pay principal and interest on the Subordinated Debt Securities is affected by the ability of its insurance company subsidiaries, Protective Life's principal sources of cash flow, to declare and distribute dividends and to make payments on surplus notes (i.e., deeply subordinated intercompany notes owed by insurance company subsidiaries to Protective Life that are treated as equity capital of such insurance company subsidiaries for statutory accounting purposes), both of which may be limited by regulatory restrictions and, in the case of payments on surplus notes, by certain financial covenants. In addition, because Protective Life is a holding company, the Subordinated Debt Securities are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including obligations to policyholders. See "Protective Life--Holding Company Structure," "Description of the Preferred Securities Guarantee-- Status of the Preferred Securities Guarantee," "Description of the Subordinated Debt Securities" and "Description of the Subordinated Debt Securities--Subordination."

RIGHTS UNDER THE PREFERRED SECURITIES GUARANTEE

    The Preferred Securities Guarantee will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Guarantee Trustee (as defined below under "PLC Capital") will act as indenture trustee under the Preferred Securities Guarantee for the purposes of compliance with the provisions of the Trust Indenture Act. The Guarantee Trustee will hold the Preferred Securities Guarantee for the benefit of the holders of the Preferred Securities.

    The Preferred Securities Guarantee guarantees to the holders of the Preferred Securities the payment of (i) any accrued and unpaid distributions that are required to be paid on the Preferred Securities, to the extent the Trust has funds available therefor, (ii) the Redemption Price, with respect to Preferred Securities called for redemption by the Trust, to the extent the Trust has funds available therefor, and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of Subordinated Debt Securities to the holders of Preferred Securities or a redemption of all the Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities to the date of the payment to the extent the Trust has funds available therefor or (b) the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities in liquidation of the Trust. The holders of a majority in liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Preferred Securities Guarantee. Notwithstanding the foregoing, any holder of Preferred Securities may institute a legal proceeding directly against Protective Life to enforce such holder's rights under the Preferred Securities Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee or any other person or entity. If Protective Life were to default on its obligation to pay amounts payable on the Subordinated Debt Securities or otherwise, the Trust would lack funds for the payment of distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would not be able to rely upon the Preferred Securities Guarantee for payment of such amounts. Instead, holders of the Preferred Securities would rely on the enforcement (1) by the Property Trustee (as defined below under "PLC Capital") of its rights as registered holder of the Subordinated Debt Securities against Protective Life pursuant to the terms of the Subordinated Indenture and the Subordinated Debt Securities or (2) by such holder of the Property Trustee's or such holder's own rights against Protective Life to enforce payments on the Subordinated Debt Securities. See "Description of the Preferred Securities Guarantees," "Description of the Subordinated Debt Securities", "--Enforcement of Certain Rights by Holders of Preferred Securities and "Protective Life--Holding Company Structure." The Declaration provides that each holder of Preferred Securities, by acceptance thereof, agrees to the provisions of the Preferred Securities Guarantee, including the subordination provisions thereof, and the Subordinated Indenture (as defined in "Description of the Subordinated Debt Securities").

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF PREFERRED SECURITIES

    If a Declaration Event of Default (as defined herein) occurs and is continuing, the holders of Preferred Securities would rely on the enforcement by the Property Trustee of its rights as registered holder of the Subordinated Debt Securities against Protective Life. In addition, the holders of a majority in liquidation amount of the Preferred Securities will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration, including the right to direct the Property Trustee to exercise the remedies available to it as the holder of the Subordinated Debt Securities. The Subordinated Indenture provides that the Debt Trustee (as defined herein) shall give holders of Subordinated Debt Securities notice of all incurred defaults or events of default within 30 days after occurrence. However, except in the cases of a default or an event of default in payment on the Subordinated Debt Securities, the Debt Trustee is protected in withholding such notice if its officers or directors in good faith determine that withholding of such notice is in the interest of such holders.

    If Protective Life fails to pay interest or principal on the Subordinated Debt Securities (a "Debt Payment Failure") on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), and such Debt Payment Failure is continuing, a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder (a "Direct Action") after the respective due date specified in the Subordinated Debt Securities. In connection with such Direct Action, Protective Life, as holder of the Common Securities, will be subrogated to the rights of such holder of Preferred Securities under the Declaration to the extent of any payment made by Protective Life to such holder of Preferred Securities in such Direct Action. The holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debt Securities. See "Description of the Preferred Securities--Declaration Events of Default and Debt Payment Failures."

LIMITED RIGHTS OF ACCELERATION

    The Property Trustee, as holder of the Subordinated Debt Securities, may accelerate payment of the principal and accrued and unpaid interest on the Subordinated Debt Securities only upon the occurrence and continuation of a "Declaration Event of Default" or Indenture Event of Default, which generally are limited to certain events of bankruptcy, insolvency and reorganization of the Company and certain events of dissolution, winding-up or termination of the Trust. See "Description of the Preferred Securities-- Declaration Events of Default and Debt Payment Failures." Accordingly, there is no right to acceleration upon default by the Company of its payment obligations under the Preferred Securities Guarantee.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    Protective Life has the right under the Subordinated Indenture to defer payments of interest on the Subordinated Debt Securities by extending the interest payment period at any time, and from time to time, on the Subordinated Debt Securities. As a consequence of such an extension, quarterly distributions on the Preferred Securities would be deferred by the Trust during any such Extension Period (but would continue to accrue, despite such deferral, with interest thereon compounded quarterly). Such right to extend the interest payment period for the Subordinated Debt Securities is limited such that an Extension Period may not exceed 20 consecutive quarters, and may not extend beyond the Stated Maturity of the Subordinated Debt Securities. During any such Extension Period, (a) Protective Life shall not declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of shares of Protective Life's common stock in connection with the satisfaction by Protective Life of its obligations under any employee benefit plans or the satisfaction by the Company of its obligations pursuant to any contract or security requiring the Company to purchase shares of its common stock, (ii) as a result of a reclassification of Protective Life capital stock or the exchange or conversion of one class or series of the Company's capital stock for another class or series of Protective Life capital stock, (iii) the purchase of fractional interests in shares of the Company's capital stock pursuant to an acquisition or the conversion or exchange provisions of such Protective Life capital stock or the security being converted or exchanged, and (iv) redemptions or purchases pursuant to Protective Life's Rights Agreement, dated as of August 7, 1995, between Protective Life and AmSouth Bank of Alabama as Rights Agent), (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by Protective Life that rank PARI PASSU with or junior to the Subordinated Debt Securities and (c) the Company shall not make any Guarantee Payments (as defined herein) with respect to the foregoing (other than pursuant to the Preferred Securities Guarantee, the Common Securities Guarantee, each to be dated as of April 29, 1997, of the Company (the "Common Guarantee") with respect to the Common Securities issued by PLC Capital and the Guarantee Agreement, dated as of June 9, 1994 of the Company (the "Series A Guarantee") with respect to the Series A Preferred Securities). Prior to the termination of any such Extension Period, Protective Life may further extend the interest payment period; provided, that such Extension Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debt Securities. Upon the termination of any Extension Period and the payment of all amounts then due, Protective Life may commence a new Extension Period, subject to the above requirements. See "Description of the Preferred Securities--

Distributions" and "Description of the Subordinated Debt Securities--Option to Extend Interest Payment Period."

    The Company believes that, for federal income tax purposes, the terms and conditions of the Subordinated Debt Securities are such that the likelihood that it will exercise its right to defer payments of interest is a remote contingency, and that, therefore, the Preferred Securities should not be considered to be issued with original issue discount ("OID") unless the Company were actually to exercise such deferral right. There is no assurance that the Internal Revenue Service will agree with such position. See "Certain Federal Income Tax Considerations--Interest Income and Original Issue Discount."

    Should Protective Life exercise its right to defer payments of interest by extending the interest payment period, each holder of Preferred Securities will be required to accrue income (as OID) in respect of its PRO RATA share of the deferred stated interest (including any additional interest accruing on such deferred stated interest) on the Subordinated Debt Securities for United States federal income tax purposes. As a result, each holder of Preferred Securities will generally recognize income for United States federal income tax purposes in advance of the receipt of cash and will not receive the cash from PLC Capital related to such income if such holder disposes of its Preferred Securities prior to the record date for the date on which distributions of such amounts are made. Protective Life has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debt Securities. However, should Protective Life determine to exercise such right in the future, the market price of the Preferred Securities is likely to be affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities (which represent an undivided beneficial interest in the Subordinated Debt Securities) may be more volatile than other securities on which OID accrues that do not have such rights. See "Certain Federal Income Tax Considerations--Interest Income and Original Issue Discount".

PROPOSED TAX LEGISLATION

    On February 6, 1997, the Clinton Administration released its budget proposal for fiscal year 1998. The proposal contains certain tax law changes that, if enacted, would prohibit an issuer from deducting interest payments or original issue discount on an instrument that has a maximum weighted average maturity of more than 40 years. Under the proposal, for purposes of determining the term of an instrument, any right to extend would be treated as exercised. The Administration's proposal, if enacted, would also treat a corporate issuer that files annual financial statements with the Commission as having characterized an instrument as equity for purposes of section 385(c) of the Internal Revenue Code of 1986, as amended, if the instrument (i) has a maximum term exceeding 15 years and (ii) is not shown as indebtedness on the applicable balance sheet of the issuer or, in the case of indebtedness issued to a related party that issues a related instrument, such related instrument is not reflected as indebtedness on the applicable consolidated balance sheet. Under section 385(c), the characterization by the issuer of an instrument as equity is binding on the issuer and all holders of the instrument unless a holder discloses on his tax return that he is treating such instrument in a manner inconsistent with the issuer's characterization. The Administration's proposal specifies that the changes would be effective for instruments issued on or after the date of first Congressional committee action.

    There can be no assurance that legislation affecting the Company's ability to deduct interest paid on the Subordinated Debt Securities or the characterization of the Subordinated Debt Securities for U.S. federal income tax purposes, including legislation similar to the proposals described above, will not be enacted in the future or that any such legislation would not be effective retroactively. In the event tax law changes are enacted and apply retroactively to the Subordinated Debt Securities, such changes could give rise to a Tax Event, which would, in certain circumstances, permit the Company to cause a redemption of such Subordinated Debt Securities and of the related Preferred Securities and Common Securities, as described more fully under "Description of Preferred Securities--Tax Event Redemption."

REDEMPTION OR DISTRIBUTION OF THE SUBORDINATED DEBT SECURITIES

    The Company will have the right at any time to dissolve the Trust and cause the Subordinated Debt Securities to be distributed to the holders of the Trust Securities. In certain circumstances, the Company shall have the right to redeem the Subordinated Debt Securities, in whole or in part, in which event the Trust will redeem the Trust Securities on a PRO RATA basis to the same extent as the Subordinated Debt Securities are redeemed by the Company. See "Description of the Preferred Securities--Distribution of the Subordinated Debt Securities." Under current United States federal income tax law a distribution of Subordinated Debt Securities upon the dissolution of PLC Capital would not be a taxable event to holders of the Preferred Securities. See "Certain Federal Tax Considerations--Distribution of Subordinated Debt Securities to Holders of Preferred Securities."

    There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debt Securities that may be distributed in exchange for Preferred Securities if a dissolution or liquidation of the Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Subordinated Debt Securities that a holder of Preferred Securities may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Subordinated Debt Securities in the event the Company exercises its right to dissolve the Trust, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Subordinated Debt Securities and should carefully review all the information regarding the Subordinated Debt Securities contained in this Prospectus. See "Description of the Preferred Securities--Distribution of the Subordinated Debt Securities" and "Description of the Subordinated Debt Securities--General."

LIMITED VOTING RIGHTS

    Holders of Preferred Securities will have limited voting rights and will not be entitled to vote to appoint, remove or replace, or to increase or decrease the number of, PLC Trustees, which voting rights are vested exclusively in the holder of the Common Securities. See "Description of Preferred Securities-- Voting Rights."

TRADING PRICE

    The Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debt Securities. A holder who uses the accrual method of accounting for tax purposes (and a cash method holder, if the Subordinated Debt Securities are deemed to be issued with OID) and who disposes of his Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Subordinated Debt Securities through the date of disposition in income as ordinary income (i.e., interest or, possibly, OID), and to add such amount to his adjusted tax basis in his PRO RATA share of the underlying Subordinated Debt Securities deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "United States Federal Income Taxation--Interest Income and Original Issue Discount" and "--Sales of Preferred Securities."

RATINGS

    Ratings are an important factor in the competitive position of insurance companies. Rating organizations periodically review the financial performance and condition of insurers, including Protective Life's insurance subsidiaries. A downgrade in the ratings of Protective Life's insurance subsidiaries could adversely affect its ability to sell its products and its ability to compete for attractive acquisition opportunities. See "Protective Life Corporation--The Company."

                          PROTECTIVE LIFE CORPORATION

THE COMPANY

    Protective Life Corporation, a Delaware corporation incorporated in 1981, is an insurance holding company that, through its subsidiary life insurance companies, produces, distributes and services a diverse array of insurance and investment products. Protective Life markets individual life insurance, dental insurance, group life and health insurance, credit life and disability insurance, guaranteed investment contracts and annuities throughout the United States. The Company also maintains a separate line of business devoted exclusively to the acquisition of insurance policies from other companies and participates in a joint venture which owns a life insurance company in Hong Kong. Protective Life Insurance, founded in 1907, is Protective Life's principal operating subsidiary. Protective Life Insurance is currently assigned a rating of A+ (Superior) by A.M. Best Company, Inc. (2nd highest rating of 15) and a claims-paying ability rating of AA (Excellent) by Standard & Poor's (3rd highest rating of 18). Protective Life's principal executive offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223 (telephone: (205) 879-9230).

    For the year ended December 31, 1996, Protective Life reported revenues of approximately $1.0 billion and net income of $89.0 million. At December 31, 1996, Protective Life had total assets of approximately $8.3 billion, stockholders' equity of $615.3 million and life insurance in force of $69.3 billion.

    Over the five-year period ended December 31, 1996, Protective Life's total assets have grown from $3.1 billion to approximately $8.3 billion, a compound annual growth rate of 21.5%. In the same five-year period, Protective Life's net income has grown from $35.8 million to $89.0 million, a compound annual growth rate of 20.0%, and its return on equity has averaged 17.7%.

RECENTLY ANNOUNCED ACQUISITION

    On April 8, 1997, Protective Life Insurance entered into a definitive agreement to acquire all of the outstanding capital stock of West Coast from Nationwide Corporation, a member of the Nationwide Insurance Enterprise, for approximately $257.0 million in cash. The acquisition is subject to regulatory approvals and certain other conditions, and is expected to be financed from funds internally generated at Protective Life Insurance. West Coast's principal products are universal life and traditional ordinary life. As of December 31, 1996, West Coast had $752.2 million of statutory assets and $152.6 million of capital and surplus. In 1996, West Coast had $106.4 million of premium revenue. The Company expects that Protective Life Insurance will operate West Coast as a subsidiary, with its headquarters in California, and retain West Coast's sales force.

STRATEGY

    The Company's operating strategy has been to identify market opportunities in the life and health insurance business that offer attractive prospects for growth and profitability and then to move quickly to take advantage of those opportunities and become a strong participant in the targeted market segment. The Company believes that its diverse product mix supports this strategy by giving the Company broad exposure to attractive market opportunities and a more diverse base of earnings. The Company also emphasizes discipline in the allocation of capital, the pricing of products and the management of expenses.

    Protective Life is organized around six primary divisions: the Acquisitions Division, the Guaranteed Investment Contracts Division, the Individual Life Insurance Division, the Group Division, the Investment Products Division and the Financial Institutions Division.

    Set forth below are the operating earnings (unaudited), realized investment gains (losses) and related amortization of deferred policy acquisition costs (unaudited), and income before income tax for each of the Company's Divisions and a Corporate and Other business segment, and unallocated realized investment gains (losses) for each of the years ended December 31, 1996, 1995, 1994, 1993 and 1992.

                                                              YEARS ENDED DECEMBER 31,(1)
                                              -----------------------------------------------------------
                                                 1996        1995         1994         1993       1992
                                              ----------  ----------  -------------  ---------  ---------

                                                                           (IN
                                                                       THOUSANDS)
OPERATING EARNINGS(2)(3)
Acquisitions................................  $   52,670  $   48,490   $    36,796   $  27,415(4) $  18,785
Guaranteed Investment Contracts.............      40,082      31,557        26,005      22,070     12,438
Individual Life Insurance...................      14,027      13,490        13,933      18,005(4)    11,875
Group.......................................       5,138      10,060        10,139       8,501      6,723
Investment Products.........................       9,624       6,352           120        (748 (4)     3,217
Financial Institutions......................       9,531       8,375         9,024       7,137      4,907
Corporate and Other(5)......................       7,020       2,663         2,183      (2,390 (4)     2,016
                                              ----------  ----------  -------------  ---------  ---------
Total Operating Earnings....................     138,092     120,987        98,200      79,990     59,961
REALIZED INVESTMENT GAINS (LOSSES)
Acquisitions................................           0           0           532           0          0
Guaranteed Investment Contracts.............      (7,963)     (3,908)        3,000       1,175        962
Individual Life Insurance...................       3,098           0             0           0          0
Investment Products.........................       3,858       4,937        (2,500)      2,003        473
Unallocated Realized Investment Gains
  (Losses)..................................       6,517         583         5,266       1,876     (1,449)
RELATED AMORTIZATION OF DEFERRED POLICY
  ACQUISITION COSTS
Individual Life Insurance...................      (1,974)          0             0           0          0
Investment Products.........................      (1,887)     (1,565)        1,675           0          0
                                              ----------  ----------  -------------  ---------  ---------
Total Net...................................       1,649          47         7,973       5,054        (14)
INCOME BEFORE INCOME TAX(3)
Acquisitions................................      52,670      48,490        37,328      27,415(4)    18,785
Guaranteed Investment Contracts.............      32,119      27,649        29,005      23,245     13,400
Individual Life Insurance...................      15,151      13,490        13,933      18,005(4)    11,875
Group.......................................       5,138      10,060        10,139       8,501      6,723
Investment Products.........................      11,595       9,724          (705)      1,255(4)     3,690
Financial Institutions......................       9,531       8,375         9,024       7,137      4,907
Corporate and Other(5)......................       7,020       2,663         2,183      (2,390 (4)     2,016
Unallocated Realized Investment Gains
  (Losses)..................................       6,517         583         5,266       1,876     (1,449)
                                              ----------  ----------  -------------  ---------  ---------
Total Income before Income Tax..............  $  139,741  $  121,034   $   106,173   $  85,044  $  59,947

------------------------

(1) The selected financial data for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 have been derived from previously audited consolidated financial statements of Protective Life.

(2) Income before Income Tax excluding realized investment gains and losses and related amortization of deferred policy acquisition costs.

(3) Certain reclassifications have been made in the previously reported results relating to the allocation of corporate overhead to make prior period results comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets or stockholders' equity.

(4) In 1993 Protective Life changed the method used to apportion net investment income within Protective Life. The change resulted in increased income attributable to the Acquisitions, Individual Life Insurance, and Investment Products business segments of approximately $2,600, $3,000 and $2,000, respectively, while decreasing income of the Corporate and Other segment.

(5) Pre-tax income for the Corporate and Other business segment has not been reduced by pre-tax minority interest of $4,950 in 1996, $4,950 in 1995, $2,764 in 1994, $19 in 1993 and $90 in 1992. Such minority interest in 1996, 1995 and 1994 arises from payments made on Monthly Income Preferred Securities issued in 1994.

ACQUISITIONS DIVISION

    Protective Life is an active participant in the consolidation of the life and health insurance industry. The Acquisitions Division focuses solely on acquiring, converting and servicing business acquired from other companies. The Company has long been an active acquiror of blocks of insurance policies and has closed a total of 38 acquisitions over the last 27 years, including 11 since 1989. In 1990, the Company became more focused on the acquisitions business and, since that year, has invested $219.0 million in acquired blocks of policies and small insurance companies. The division generally concentrates on identifying acquisition opportunities in the $10 million to $50 million range, a market segment that the Company believes to be less competitive than the market for larger transactions. However, from time to time the Company also considers larger acquisition opportunities it considers attractive. Protective Life believes that its highly focused and disciplined approach to the acquisitions process and its extensive experience in the assimilation, conservation and servicing of purchased books of business give it a significant competitive advantage over many other companies that attempt to make similar acquisitions. The Company expects acquisition opportunities to continue to be available as the life insurance industry continues to consolidate. However, management believes that the Company may face increased competition for future acquisitions. In the five-year period ended December 31, 1996, pretax operating earnings from acquisitions increased from $18.8 million to $52.7 million.

GUARANTEED INVESTMENT CONTRACTS DIVISION

    Protective Life's Guaranteed Investment Contracts Division markets GICs to 401(k) and other qualified retirement savings plans. The division also offers guaranteed funding agreements to the trustees of municipal bond proceeds and other annuity contracts. Protective Life entered the GIC business in 1989. The division's emphasis is on a consistent and disciplined approach to product pricing and asset/liability management, careful underwriting of early withdrawal risks and maintaining low distribution and administration costs. In the five-year period ended December 31, 1996, the division's operating earnings increased from $12.4 million to $40.1 million.

INDIVIDUAL LIFE INSURANCE DIVISION

    The Individual Life Insurance Division markets universal and other life insurance products on a national basis through a network of independent insurance agents. The division has grown sales by developing niche marketing strategies. The strategies include marketing specialty products through insurance brokerage channels and traditional life insurance products through regional stock brokers. The division has also developed a unit to distribute life insurance products on a "private label" basis through other insurance companies. In the five-year period ended December 31, 1996, the division's sales (as measured by new annualized premium) have grown from $27.7 million to $45.4 million. Over the same period, the U.S. life insurance industry has experienced virtually no growth in annualized new premium sales.

GROUP DIVISION

    The Group Division's strategic emphasis is on indemnity and managed-care dental products. At December 31, 1996, the Company had approximately 385,000 members in its dental HMOs and over 878,500 lives covered in total by its dental programs.

    The Group Division was a pioneer in developing indemnity dental products for the voluntary payroll deduction market. In the first quarter of 1995, Protective Life entered the dental managed care segment when it acquired a dental managed care company which transacts business under the trade name "DentiCare". The acquisition combined DentiCare's high quality service and product capabilities with the Group Division's marketing strength and capacity to distribute dental products through a much broader geographic distribution framework. The division's strategy is to promote a "dual choice" option by offering

DentiCare's products through Protective Life's existing indemnity dental distribution channels. The division has developed an innovative system for prospecting and selling dental insurance products by telephone. The division also plans to grow the dental business through acquisitions. In 1996, the division extended the geographic reach of its dental managed care operations into Oklahoma, Arkansas and Missouri and added approximately 38,000 new members, through the acquisition of two dental managed care plans licensed to do business in those states. In early 1997, the division also agreed to acquire a dental health maintenance organization with approximately 18,000 members in Wisconsin, and another with approximately 14,000 members in Texas. The Company's dental annualized new premium and premium equivalent sales were $27.0 million in 1995 and $38.4 million in 1996. In 1996 the division's operating earnings were reduced by a one time charge of $6.8 million related to a refund of cancer premiums and related expenses. In the five-year period ended December 31, 1996, the Group Division's operating earnings increased from $6.7 million to $11.9 million excluding the one-time charge described above.

    The Group Division also actively markets group life, group health and group disability coverages, typically to employee groups of 25 to 1,000, as well as administrative services for self-insured employer health plans. The division also markets an individual cancer insurance policy.

INVESTMENT PRODUCTS DIVISION

    The Investment Products Division markets fixed and variable annuity products. Annuity products are primarily used by consumers as a source of retirement savings. Overall industry sales of annuity products have grown in recent years as the "baby-boom" generation has increased its level of retirement savings. The Division's annuity products are sold through broker-dealers, financial institutions and the Individual Life Insurance Division's agent sales force. In 1994, the Division introduced a variable annuity product which offers the policyholder the opportunity to invest in mutual funds. The variable annuity account balance was $624.7 million at December 31, 1996. Variable annuity products represented 45.9% of the Division's 1996 Sales.

FINANCIAL INSTITUTIONS DIVISION

    The Company's Financial Institutions Division specializes in marketing credit life and disability insurance products through commercial banks, savings and loan associations, mortgage bankers and automobile dealers. The majority of these policies cover consumer loans made by financial institutions located primarily in the southeastern United States and automobile dealers throughout the United States. The division markets through employee field representatives, independent brokers and a wholly-owned subsidiary. The division also offers certain products through direct mail solicitation to customers of financial institutions. The Company believes it has been a beneficiary of a "flight to quality," as financial institutions and automobile dealers increasingly prefer to do business with insurers having quality products, strong balance sheets and high-quality training and service capabilities.

    In 1992, the Company acquired the credit insurance business of Durham Life Insurance Company, which more than doubled the size of the Financial Institutions Division. In 1996, the division coinsured a closed block of credit insurance policies.

    In 1995, the division entered into a reinsurance arrangement whereby most of the division's new credit insurance sales are being ceded to a reinsurer. In the second quarter of 1995, the division also ceded a block of older policies. In the five-year period ended December 31, 1996, the division's sales and operating earnings have increased from $68.4 million and $4.9 million to $146.7 million and $9.5 million respectively.

CORPORATE AND OTHER

    The Corporate and Other segment consists of earnings from the Company's fifty-percent-owned joint venture in Hong Kong with the Lippo Group, unallocated net investment income on capital, interest expense on substantially all debt, charitable contributions, and earnings from several small insurance and noninsurance subsidiaries. In 1996, its second year of operations, the Hong Kong joint venture company, Lippo Protective Life Insurance Company, had new premium sales of $12.7 million, an increase of $6.9 million from its $5.8 million of annualized new premium sales in 1995.

INVESTMENT PORTFOLIO

    Protective Life believes its investment strategy is a key component of its financial success. The Company targets three primary asset categories: mortgage-backed securities, corporate bonds and bank loan participations, and a specialized class of commercial mortgage loans. The types of assets in which the Company may invest are influenced by state laws which prescribe qualified investment assets. Within the parameters of these laws, the Company's investment portfolio is actively managed to support the liabilities of Protective Life's lines of business, giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities, and the composition of the portfolio by asset type and credit exposure. The following table shows the composition of Protective Life's invested assets at December 31, 1996:

                                                                                 ASSET VALUE
                                                                                 (DOLLARS IN       PERCENT OF TOTAL
                                                                                  THOUSANDS)          INVESTMENTS
                                                                             --------------------  -----------------
Fixed Maturities:
  Bonds:
    Mortgage-backed securities.............................................      $  2,202,093               33.6%
    United States Government and government agencies and authorities.......           347,602                5.3
    States, municipalities, and political subdivisions.....................             5,553                0.1
    Public utilities.......................................................           366,560                5.6
    Convertibles and bonds with warrants attached..........................               521
    All other corporate bonds..............................................         1,706,842               26.1
  Bank loan participations.................................................            49,829                0.8
  Redeemable preferred stocks..............................................             7,072                0.1
                                                                                  -----------              -----
    Total fixed maturities.................................................         4,686,072               71.6
                                                                                  -----------              -----

Equity securities:
  Common stocks--industrial, miscellaneous, and all other..................            23,053                0.4
  Nonredeemable preferred stocks...........................................            12,197                0.2
                                                                                  -----------              -----
    Total equity securities................................................            35,250                0.6
Mortgage loans on real estate..............................................         1,503,080               22.9
Investment real estate.....................................................            14,305                0.2
Policy loans...............................................................           166,704                2.5
Other long-term investments................................................            32,506                0.5
Short-term investments.....................................................           114,258                1.7
                                                                                  -----------              -----
Total investments..........................................................      $  6,552,175              100.0%
                                                                                  -----------              -----
                                                                                  -----------              -----

    In its mortgage-backed securities portfolio, Protective Life has focused on sequential and planned amortization class securities, which tend to be less volatile than other classes of mortgage-backed securities, and on strict underwriting and constant monitoring of the portfolio through the use of state-of-the-art technology. Almost all of the Company's corporate bonds are investment grade, publicly traded securities. The Company's participation in senior bank loan programs provides it with enhanced yields and flexibility in matching maturities in its GIC portfolio. Bank loan participations totalled $49.8 million at December 31, 1996.

    In its approach to commercial mortgage loans, the Company has, for 26 years, specialized in originating small loans (average new loan size of $2.9 million) to finance shopping centers, typically in smaller communities. The Company provides a high level of service to the developers of such properties and generally does not attempt to compete for business solely by offering the lowest interest rates available. Such loans provide attractive yields to the Company and historically have performed very well. On a cumulative basis, the Company has had no significant loss of principal on its commercial mortgage loan portfolio over the last 20 years. As of December 31, 1996, 1.6% of the commercial loan portfolio was classified as 90 days past due, foreclosed or restructured, which the Company believes to be well below the life insurance industry average of 9.6%. The Company believes that its many years of specialization in this subsegment of the real estate industry helps it to maintain the quality of its loan underwriting and loan approval process.

HOLDING COMPANY STRUCTURE

    Protective Life's ability to pay principal and interest on the Subordinated Debt Securities is affected by the ability of its insurance company subsidiaries, Protective Life's principal sources of cash flow, to declare and distribute dividends and to make payments on surplus notes (i.e., deeply subordinated intercompany notes owed by insurance company subsidiaries to Protective Life that are treated as equity capital of such insurance company subsidiaries for statutory accounting purposes), both of which may be limited by regulatory restrictions and, in the case of payments on surplus notes, by certain financial covenants. Protective Life's cash flow is also dependent on revenues from investment, data processing, legal and management services rendered to its subsidiaries. Insurance company subsidiaries of Protective Life are subject to various state statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay to Protective Life. Under Tennessee insurance laws, Protective Life Insurance generally may pay dividends to Protective Life only out of its unassigned surplus as reflected in its statutory financial statements filed in that State. In addition, the Tennessee Commissioner of Insurance must approve (or not disapprove within 30 days of notice) payment of an "extraordinary" dividend from Protective Life Insurance, which generally under Tennessee insurance laws is a dividend that exceeds, together with all dividends paid by Protective Life Insurance within the previous 12 months, the greater of (i) 10% of Protective Life Insurance's surplus as regards policyholders at the preceding December 31 or (ii) the net gain from operations of Protective Life Insurance for the 12 months ended on such December 31. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which Protective Life's insurance subsidiaries are domiciled, which restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to Protective Life by such subsidiaries without affirmative prior approval by state insurance regulatory authorities.

    In the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of an insurance subsidiary of Protective Life, all creditors of such subsidiary, including holders of life and health insurance policies, would be entitled to payment in full out of the assets of such subsidiary before Protective Life, as shareholder or holder of surplus notes, would be entitled to any payment, and thus such creditors would have to be paid in full before the creditors of Protective Life (including holders of Subordinated Debt Securities) would be entitled to receive any payment from the assets of such subsidiary.

                 SELECTED FINANCIAL INFORMATION OF THE COMPANY

    The following selected financial information as of and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 has been derived from previously published audited consolidated financial statements of Protective Life, prepared in accordance with generally accepted accounting principles, which have been examined and reported upon by Coopers & Lybrand, L.L.P., independent auditors. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements from which it has been derived and the accompanying notes thereto incorporated by reference herein.

                                                                          YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------------------------------------
                                                      1996           1995           1994           1993          1992
                                                  -------------  -------------  -------------  -------------  -----------

                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Premiums and policy fees........................  $    494,153   $    432,576   $    402,772   $    370,758   $   323,136
Net investment income...........................       517,483        475,924        417,825        362,130       284,069
Realized investment gains (losses)..............         5,510          1,612          6,298          5,054           (14)
Other income....................................        20,857         11,768         21,553         21,695        18,835
                                                  -------------  -------------  -------------  -------------  -----------
    Total revenues..............................     1,038,003        921,880        848,448        759,637       626,026
                                                  -------------  -------------  -------------  -------------  -----------
Benefits and expenses...........................       898,262        800,846        742,275        674,593       566,079
Income tax expense..............................        47,512         41,152         33,976         28,475        17,384
Minority interest...............................         3,217          3,217          1,796             19            90
Change in accounting principle..................       --             --             --             --              1,053
                                                  -------------  -------------  -------------  -------------  -----------
  Net income....................................  $     89,012   $     76,665   $     70,401   $     56,550   $    41,420
                                                  -------------  -------------  -------------  -------------  -----------
                                                  -------------  -------------  -------------  -------------  -----------
PER SHARE DATA(1)
Net income(2)...................................  $       2.94   $       2.68   $       2.57   $       2.07   $      1.52
Cash dividends..................................  $        .70   $        .62   $        .55   $       .505   $       .45
Weighted average number of shares outstanding...    30,285,911(3)   28,627,345(3)   27,392,936(3)   27,381,578(3)  27,315,986
Stockholders' equity............................  $      19.98   $      18.30   $       9.86   $      13.17   $     10.28
Stockholders' equity excluding net unrealized
  gains and losses on investments...............  $      19.76   $      16.29   $      13.78   $      11.74   $     10.16

                                                                               DECEMBER 31,
                                                  -----------------------------------------------------------------------
                                                      1996           1995           1994           1993          1992
                                                  -------------  -------------  -------------  -------------  -----------
                                                                          (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
Total assets....................................  $  8,263,205   $  7,231,257   $  6,130,284   $  5,316,005   $ 4,006,667
Long-term debt..................................       168,200        115,500         98,000        137,598        31,014
Total debt......................................       181,000        115,500         98,000        147,118        88,248
Monthly Income Preferred Securities(4)..........        55,000         55,000         55,000
Stockholders' equity............................       615,316        526,557        270,373        360,733       281,400
Stockholders' equity excluding unrealized gains
  and losses on investments.....................  $    608,628   $    468,694   $    377,905   $    321,449   $   278,244
CONSOLIDATED STATUTORY FINANCIAL DATA(5)
Net income......................................  $    102,337   $    115,259   $     68,945   $     53,138   $    38,426
Total capital and surplus.......................  $    456,320   $    324,416   $    306,858   $    265,075   $   208,476

--------------------------

(1) Prior periods have been restated to reflect a two-for-one stock split on June 1, 1995.

(2) Net income per share is computed using the weighted average number of shares outstanding during each period.

(3) Excludes contingently issuable shares of 208,233, 231,253, 262,730, and 257,272 at December 31, 1996, 1995, 1994, and 1993, respectively. The dilutive effect of such shares on earnings per share is less than three percent.

(4) Reported as "minority interest in consolidated subsidiaries" in the Company's financial statements.

(5) Of Protective Life's insurance subsidiaries prepared in conformity with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Statutory accounting practices differ in some respects from generally accepted accounting principles. For example, (a) acquisition costs of obtaining new businesses are expensed as incurred, (b) benefit liabilities are computed using methods statutorily mandated and are not adjusted for actual experience, (c) income tax expense is computed on taxable earnings and (d) furniture and equipment, agents' debt balances and prepaid expenses are charged directly against surplus rather than reported as assets.

                          CONSOLIDATED EARNINGS RATIOS

    The following table sets forth Protective Life's ratios of consolidated earnings to fixed charges, consolidated earnings to combined fixed charges and distributions on Series A Preferred Securities and consolidated earnings to combined fixed charges, distributions on Series A Preferred Securities, and interest credited on investment products for the years indicated:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                ------------------------------------------
                                                                                  1992       1993       1994       1995
                                                                                ---------  ---------  ---------  ---------
Ratio of Consolidated Earnings to Fixed Charges(1)............................       13.5       14.4       14.7       13.6
Ratio of Consolidated Earnings to Combined Fixed Charges and Distributions on
  Series A Preferred Securities(2)............................................       13.5       14.4       10.8        9.0
Ratio of Consolidated Earnings to Combined Fixed Charges, Distributions on
  Series A Preferred Securities, and Interest Credited on Investment
  Products(3).................................................................        1.3        1.4        1.4        1.4


                                                                                  1996
                                                                                ---------
Ratio of Consolidated Earnings to Fixed Charges(1)............................       14.9
Ratio of Consolidated Earnings to Combined Fixed Charges and Distributions on
  Series A Preferred Securities(2)............................................       10.0
Ratio of Consolidated Earnings to Combined Fixed Charges, Distributions on
  Series A Preferred Securities, and Interest Credited on Investment
  Products(3).................................................................        1.5

------------------------

(1) The ratio of consolidated earnings to fixed charges is calculated by dividing the sum of income before income tax (excluding pre-tax minority interest but not excluding distributions on Series A Preferred Securities reported as minority interest) and interest expense on debt, by interest expense on debt.

(2) The ratio of consolidated earnings to combined fixed charges and distributions on Series A Preferred Securities is calculated by dividing the sum of income before income tax (excluding pre-tax minority interest but not excluding distributions on Series A Preferred Securities reported as minority interest) and interest expense on debt, by interest expense on debt and distributions on Series A Preferred Securities.

(3) The ratio of consolidated earnings to interest on debt, distributions on Series A Preferred Securities, and interest credited on investment products is calculated by dividing the sum of income before income tax (excluding pre-tax minority interest but not excluding distributions on Series A Preferred Securities reported as minority interest), interest expense on debt and interest credited on investment products, by the sum of interest expense on debt, distributions on Series A Preferred Securities and interest credited on investment products. Investment products include products such as guaranteed investment contracts and annuities.

                       CAPITALIZATION OF PROTECTIVE LIFE

    The following table sets forth the unaudited summary capitalization of Protective Life at December 31, 1996 and as adjusted to give effect to the sale by PLC Capital of the Preferred Securities and the application of the estimated net proceeds received by the Company therewith as set forth under "Use of Proceeds." The table below should be read in conjunction with Protective Life's consolidated financial statements and notes thereto and other financial data incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                                          AS OF DECEMBER 31, 1996
                                                                                         -------------------------
                                                                                            ACTUAL       ADJUSTED
                                                                                         -------------  ----------

                                                                                              (IN THOUSANDS)
Short-term debt........................................................................  $   12,800(1)  $   --
Long-term debt
  Notes payable to banks...............................................................      48,200(1)      --
  7.95% Senior Notes due July 1, 2004..................................................      75,000         75,000
  Medium-term Notes....................................................................      45,000         45,000
  Total long-term debt.................................................................     168,200        120,000
Series A Preferred Securities of PLC Capital L.L.C. (minority interest in consolidated
  subsidiary)..........................................................................      55,000         55,000
Preferred Securities of PLC Capital (minority interest in consolidated subsidiary).....       --            75,000
Stockholders' equity
  Preferred Stock ($1 par value shares authorized: 3,600,000; issued: none)............       --            --
  Junior Participating Cumulative Preferred Stock ($1 par value shares authorized:
    400,000; issued: none).............................................................       --            --
  Common equity ($.50 par value shares authorized: 80,000,000; issued and outstanding:
    30,803,606)........................................................................     615,316        615,316
  Total stockholders' equity...........................................................     615,316        615,316
    Total capitalization...............................................................  $  851,316     $  865,316

------------------------

(1) Total short-term debt and notes payable to banks were approximately $15.3 million and $59.7 million, respectively, as of March 31, 1997.

                              ACCOUNTING TREATMENT

    For financial reporting purposes, PLC Capital will be treated as a subsidiary of Protective Life and, accordingly, the accounts of PLC Capital will be included in the consolidated financial statements of Protective Life. The Preferred Securities will be presented as a component of minority interest in Consolidated Subsidiaries and appropriate disclosures about the Preferred Securities, the Guarantee and the Subordinated Debt Securities will be included in the notes to the consolidated financial statements. For financial reporting purposes, Protective Life will record distributions payable on the Preferred Securities as a component of minority interest in income of Consolidated Subsidiaries.

                                USE OF PROCEEDS

    The Trust will use the gross proceeds received from the sale of the Trust Securities to purchase Subordinated Debt Securities from Protective Life. Protective Life intends to use most of the proceeds from the sale of the Subordinated Debt Securities to repay existing short-term and long-term bank debt which as of March 31, 1997 was approximately $75 million in the aggregate. The remainder, if any, will be used for general corporate purposes. Pending such application, such proceeds will be invested in short-term securities.

                                  PLC CAPITAL

    PLC Capital is a statutory business trust formed under Delaware law pursuant to (i) the Declaration and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on April 10, 1997. The Declaration will be amended and restated in its entirety substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Declaration will be qualified as an indenture under the Trust Indenture Act. Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. See "Description of the Preferred Securities--Book-Entry Only Issuance--The Depository Trust Company." Protective Life will directly or indirectly acquire all the Common Securities which will represent an aggregate liquidation amount equal to at least 3% of the total capital of PLC Capital. PLC Capital exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto. PLC Capital has a term of approximately 55 years, but may terminate earlier as provided in the Declaration.

    Pursuant to the Declaration, the number of PLC Trustees will initially be three. Two of the PLC Trustees (the "Regular Trustees") will be persons who are employees or officers of, or who are affiliated with, Protective Life. The third trustee will be a financial institution that is unaffiliated with Protective Life, which trustee will serve as institutional or property trustee under the Declaration and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Property Trustee"). Initially, Wilmington Trust Company, a Delaware banking corporation, will be the Property Trustee until removed or replaced by the holder of the Common Securities. For purposes of compliance with the provisions of the Trust Indenture Act, Wilmington Trust Company will act as trustee (the "Guarantee Trustee") under the Preferred Securities Guarantee and as trustee resident in the state of Delaware (the "Delaware Trustee") for purposes of the Trust Act (as defined below). See "Description of the Preferred Securities Guarantees" and "Description of the Preferred Securities--Voting Rights."

    The Property Trustee will hold title to the Subordinated Debt Securities for the benefit of the holders of the Trust Securities and in such capacity will have the power to exercise all rights, powers and privileges under the Subordinated Indenture. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest-bearing bank account (the "Property Account") to hold all payments made in respect of the Subordinated Debt Securities for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Preferred Securities Guarantee for the benefit of the holders of the Preferred Securities. Protective Life, as the direct or indirect holder of all the Common Securities, will have the right to appoint, remove or replace any PLC Trustee and to increase or decrease the number of PLC Trustees. Protective Life, as issuer of the Subordinated Debt Securities, will pay all fees and expenses related to PLC Capital and the offering of the Trust Securities. See "Description of the Subordinated Debt Securities-- Miscellaneous."

    The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Declaration, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities."

    The office of the Delaware Trustee for PLC Capital in the State of Delaware is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Trust Administration. PLC Capital's offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223 (Telephone: (205) 879-9230).

                    DESCRIPTION OF THE PREFERRED SECURITIES

    The Preferred Securities will be issued pursuant to the terms of the Declaration. The Declaration will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, Wilmington Trust Company, will act as indenture trustee for the Preferred Securities under the Declaration for purposes of compliance with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Declaration and those made part of the Declaration by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Declaration, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Trust Act and the Trust Indenture Act.

GENERAL

    The Declaration authorizes the Regular Trustees to issue the Trust Securities on behalf of the Trust, which represent undivided beneficial interests in the assets of the Trust. All of the Common Securities will be owned, directly or indirectly, by Protective Life. The Common Securities rank PARI PASSU, and payments will be made thereon on a PRO RATA basis, with the Preferred Securities, except that upon the occurrence and during the continuance of a Declaration Event of Default, the rights of the holders of the Common Securities to receive payment of periodic distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Declaration does not permit the issuance by the Trust of any securities other than the Trust Securities or the incurrence of any indebtedness by the Trust. Pursuant to the Declaration, the Property Trustee will hold the Subordinated Debt Securities purchased by the Trust for the benefit of the holders of the Trust Securities. The payment of distributions out of money held by the Trust, and payments upon redemption of the Preferred Securities or liquidation of the Trust, are guaranteed by Protective Life to the extent described under "Description of the Preferred Securities Guarantee." The Preferred Securities Guarantee will be held by Wilmington Trust Company, as the Guarantee Trustee, for the benefit of the holders of the Preferred Securities. The Preferred Securities Guarantee does not cover payment of distributions when the Trust does not have sufficient available funds to pay such distributions. In such event, the remedy of a holder of Preferred Securities is to vote to direct the Property Trustee to enforce the Property Trustee's rights under the Subordinated Debt Securities. Notwithstanding the foregoing, in the circumstances of a Debt Payment Failure, a holder of Preferred Securities may institute a Direct Action without first instituting any legal proceeding against the Property Trustee or any other person or entity. See "--Declaration Events of Default and Debt Payment Failures" and "--Voting Rights."

DISTRIBUTIONS

    Distributions on the Preferred Securities will be fixed at a rate per annum of 8 1/4 percent of the stated liquidation amount of $25 per Preferred Security. Distributions in arrears for more than one quarter will bear interest thereon at the rate per annum of 8 1/4 percent thereof compounded quarterly. The term "distribution" as used herein includes any such interest payable unless otherwise stated. The amount of distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

    Distributions on the Preferred Securities will be cumulative, will accrue from April 29, 1997 and, except as otherwise described below, will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 1997, when, as and if available for payment.

    Protective Life has the right under the Subordinated Indenture to defer payments of interest on the Subordinated Debt Securities by extending the interest payment period from time to time on the Subordinated Debt Securities, which, if exercised, would defer quarterly distributions on the Preferred Securities (though such distributions would continue to accrue interest since interest would continue to accrue on the Subordinated Debt Securities) during any such Extension Period. Such right to extend the interest payment period for the Subordinated Debt Securities is limited to a period not exceeding 20 consecutive quarters and such period may not extend beyond the Stated Maturity of the Subordinated Debt Securities. In the event that Protective Life exercises this right, then (a) Protective Life shall not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of shares of Protective Life's common stock in connection with the satisfaction by Protective Life of its obligations under any employee benefit plans or the satisfaction by the Company of its obligation pursuant to any contract or security requiring it to purchase shares of its common stock, (ii) as a result of a reclassification of the Company's capital stock or the exchange or conversion of one class or series of Protective Life capital stock for another class or series of Protective Life capital stock, (iii) the purchase of fractional interests in shares of Protective Life capital stock pursuant to an acquisition or the conversion or exchange provisions of such Protective Life capital stock or the security being converted or exchanged and (iv) redemptions or purchases pursuant to Protective Life's Rights Agreement, dated as of August 7, 1995, between Protective Life and AmSouth Bank of Alabama as Rights Agent),
(b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by Protective Life that rank PARI PASSU with or junior to such Subordinated Debt Securities and (c) the Company shall not make any Guarantee Payments with respect to the foregoing (other than pursuant to the Preferred Securities Guarantee, the Common Guarantee and the Series A Guarantee. Prior to the termination of any such Extension Period, Protective Life may further extend the interest payment period; PROVIDED, that such Extension Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debt Securities. Upon the termination of any Extension Period and the payment of all amounts then due, Protective Life may elect a new Extension Period, subject to the above requirements. See "Description of the Subordinated Debt Securities--Interest" and "-- Option to Extend Interest Payment Period." If distributions are deferred, the deferred distributions and accrued interest thereon shall be paid to holders on the record date immediately preceding the termination of such Extension Period.

    Distributions on the Preferred Securities must be paid on the dates payable to the extent that the Trust has funds available for the payment of such distributions in the Property Account. The Trust's funds available for distribution to the holders of the Preferred Securities will be limited to payments received from Protective Life on the Subordinated Debt Securities. See "Description of the Subordinated Debt Securities." The payment of distributions out of moneys held by the Trust is guaranteed by Protective Life to the extent set forth under "Description of the Preferred Securities Guarantee."

    Distributions on the Preferred Securities will be payable to the holders thereof on the relevant record dates, which, as long as the Preferred Securities remain in book-entry only form, will be one Business Day (as defined below) prior to the relevant payment dates. Such distributions will be paid through the Property Trustee who will hold amounts received in respect of the Subordinated Debt Securities in the Property Account for the benefit of the holders of the Trust Securities. Subject to any applicable laws and regulations and the provisions of the Declaration, each such payment will be made as described under "-- Book-Entry Only Issuance--The Depository Trust Company" below. In the event that the Preferred Securities do not continue to remain in book-entry only form, the record dates for payment of distributions will be March 15, June 15, September 15 and December 15. In the event that any date on which distributions are to be made on the Preferred Securities is not a Business Day, then payment of the distributions payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such record date. A "Business Day" shall mean any day other than a day on which federal or state banking institutions in New York, New York or Birmingham, Alabama are authorized or obligated by law, executive order or regulation to close.

MANDATORY REDEMPTION

    The Subordinated Debt Securities will mature on April 29, 2027 (or such other Stated Maturity as is applicable, as described under "Description of the Subordinated Debt Securities--General"). The Subordinated Debt Securities are redeemable, in whole at any time or in part from time to time, on or after April 29, 2002, but prior to the Stated Maturity, or, in whole or in part at any time upon the occurrence of a Tax Event under certain circumstances. See "--Tax Event Redemption" and "Description of the Subordinated Debt Securities." Upon the repayment of the Subordinated Debt Securities, whether at maturity or upon redemption, the proceeds from such repayment or payment shall simultaneously be applied to redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debt Securities so repaid or redeemed at the Redemption Price for the Preferred Securities equal to the liquidation amount thereof, plus accrued and unpaid distributions; PROVIDED, that holders of Trust Securities shall be given not less than 30 nor more than 60 days notice of such redemption. See "Description of the Subordinated Debt Securities--Optional Redemption." In the event that fewer than all of the outstanding Preferred Securities are to be redeemed, the Preferred Securities will be redeemed PRO RATA as described under "--Book-Entry Only Issuance--The Depository Trust Company" below.

TAX EVENT REDEMPTION

    "Tax Event" means the receipt by Protective Life of an opinion of nationally recognized independent tax counsel experienced in such matters to the effect that, as a result of (i) any amendment to, or change (including any announced prospective change) in, on or after the day before the date of issuance of the Preferred Securities under the Declaration, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein or (ii) any interpretation or application of, or pronouncement with respect to, such laws or regulations by any legislative body, court, governmental agency or regulatory authority, which amendment or change is effective or which interpretation, application or pronouncement is announced on or after the day before the date of issuance of the Preferred Securities under the Declaration, there is more than an insubstantial increase in the risk that
(x) PLC Capital is, or will be within 90 days of the date thereof, subject to U.S. federal income tax with respect to income received or accrued on the Subordinated Debt Securities, (y) interest payable by the Company on the Subordinated Debt Securities is not, or within 90 days of the date thereof, will not be, deductible, in whole or in part, for U.S. federal income tax purposes, or (z) PLC Capital is, or will be within 90 days of the date thereof, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

    "Redemption Tax Opinion" means an opinion of nationally recognized independent tax counsel experienced in such matters that, as a result of a Tax Event, there is more than an insubstantial risk that the Company would be precluded from deducting the interest on the Subordinated Debt Securities, in whole or in part, for United States federal income tax purposes, even if the Subordinated Debt Securities were distributed to the holders of the Trust Securities in liquidation of such holders' interest in the Trust, pursuant to the exercise by the Company of its right to dissolve the Trust as described under "--Distribution of the Subordinated Debt Securities."

    If, at any time, a Tax Event shall occur and be continuing and the Company has received a Redemption Tax Opinion, the Company shall have the right, upon not less than 30 nor more than 60 days' notice, to redeem the Subordinated Debt Securities in whole or in part, for cash within 90 days following the occurrence of such Tax Event, and, following such redemption, Trust Securities with an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debt Securities so redeemed shall be redeemed by the Trust at the Redemption Price on a PRO RATA basis; PROVIDED, HOWEVER, that if at the time there is available to the Company or the Trust the opportunity to eliminate, within such 90 day period, the Tax Event by taking some ministerial action, such as filing a form or making an election or pursuing some other similar reasonable measure that has no adverse effect on the Trust, the Company or the holders of the Trust Securities, the Company or the Trust will pursue such measure in lieu of redemption. If Protective Life does not elect either to distribute Subordinated Debt Securities to the holders of the Preferred Securities in liquidation of the Trust or to redeem Subordinated Debt Securities, the Preferred Securities shall remain outstanding and, in the event a Tax Event is continuing, Additional Interest (as defined below under "Description of the Subordinated Debt Securities--Additional Interest") will be payable on the Subordinated Debt Securities.

DISTRIBUTION OF THE SUBORDINATED DEBT SECURITIES

    The Company will have the right at any time to dissolve the Trust and cause the Subordinated Debt Securities to be distributed to the holders of the Trust Securities. If the Subordinated Debt Securities are distributed to the holders of the Preferred Securities, the Company will use its best efforts to cause the Subordinated Debt Securities to be listed on the New York Stock Exchange or on such other exchange as the Preferred Securities are then listed.

    After the date for any distribution of Subordinated Debt Securities upon dissolution of the Trust, (i) the Preferred Securities will no longer be deemed to be outstanding, (ii) the Depositary or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or certificates representing the Subordinated Debt Securities to be delivered upon such distribution, and (iii) any certificates representing Preferred Securities not held by the Depositary or its nominee will be deemed to represent Subordinated Debt Securities having an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on such Preferred Securities until such certificates are presented to the Company or its agent for transfer or reissuance.

    There can be no assurance as to the market prices for either the Preferred Securities or the Subordinated Debt Securities that may be distributed in exchange for the Preferred Securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Subordinated Debt Securities that an investor may receive if a dissolution and liquidation of the Trust were to occur, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

    The Trust may not redeem fewer than all of the outstanding Preferred Securities unless all accrued and unpaid distributions have been paid on all Preferred Securities for all quarterly distribution periods terminating on or prior to the date of redemption.

    If the Trust gives a notice of redemption in respect of Preferred Securities (which notice will be irrevocable), then, by 12:00 noon, New York City time, on the redemption date, provided that Protective Life has paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Subordinated Debt Securities, the Trust will irrevocably deposit with the Depositary funds sufficient to pay the applicable Redemption Price and will give the Depositary (as hereinafter defined) irrevocable instructions and authority to pay the Redemption Price to the holders of the Preferred Securities. See "--Book-Entry Only Issuance--The Depository Trust Company." If notice of redemption shall have been given and funds deposited as required, then, immediately prior to the close of business on the date of such deposit, distributions will cease to accrue and all rights of holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price but without interest on such Redemption Price. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Securities is improperly withheld or refused and not paid either by the Trust, or by Protective Life pursuant to the Preferred Securities Guarantee, distributions on such Preferred Securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

    In the event that fewer than all of the outstanding Preferred Securities are to be redeemed, the Preferred Securities will be redeemed pro rata as described below under "--Book-Entry Only Issuance-- The Depository Trust Company."

    Subject to the foregoing and applicable law (including, without limitation, United States federal securities laws), Protective Life or its subsidiaries may at any time, and from time to time, purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

    In the event of any voluntary or involuntary liquidation, dissolution, winding-up or termination of the Trust (each a "Liquidation"), the then holders of the Preferred Securities will be entitled to receive out of the assets of the Trust, after satisfaction of liabilities to creditors, distributions in an amount equal to the aggregate of the stated liquidation amount of $25 per Preferred Security plus accrued and unpaid distributions thereon to the date of payment (the "Liquidation Distribution"), unless, in connection with such Liquidation, Subordinated Debt Securities in an aggregate stated principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid distributions on, the Preferred Securities have been distributed on a PRO RATA basis to the holders of the Preferred Securities.

    If, upon any such Liquidation, the Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Preferred Securities shall be paid on a PRO RATA basis. The holders of the Common Securities will be entitled to receive distributions upon any such dissolution PRO RATA with the holders of the Preferred Securities, except that if a Declaration Event of Default has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities with regard to such distributions.

    Pursuant to the Declaration, the Trust shall terminate (i) on April 29, 2052, the expiration of the term of the Trust, (ii) upon the bankruptcy of the Company, (iii) upon the filing of a certificate of dissolution or its equivalent with respect to the Company or the revocation of the Company's charter and the expiration of 90 days after the date of revocation without reinstatement thereof, (iv) the filing of a certificate of cancellation with respect to the Trust after obtaining the consent of the holders of at least a majority in liquidation amount of the Trust Securities affected thereby voting together as a single class to file such certificate of cancellation or the revocation of the charter of Protective Life and the expiration of 90 days after the date of revocation without a reinstatement thereof, (v) upon the distribution of Subordinated Debt Securities to holders of the Preferred Securities and the redemption of all the Trust Securities, (vi) upon the entry of a decree of a judicial dissolution of Protective Life or the Trust, or (vii) at the election of the Company at any time.

DECLARATION EVENTS OF DEFAULT AND DEBT PAYMENT FAILURES

    An event of default under the Subordinated Indenture (an "Indenture Event of Default") constitutes an event of default under the Declaration with respect to the Trust Securities (a "Declaration Event of Default"); PROVIDED that, pursuant to the Declaration, the holder of the Common Securities will be deemed to have waived any Declaration Event of Default with respect to the Common Securities until all Declaration Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until such Declaration Events of Default with respect to the Preferred Securities have been so cured, waived, or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Preferred Securities and only the holders of the Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the Declaration, and therefore the Subordinated Indenture.

    If a Debt Payment Failure (which involves a failure to make a timely interest, principal or redemption payment but does not constitute a Declaration Event of Default) has occurred and is continuing, a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder directly of the principal of or interest on the Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder after the respective due date specified in the Subordinated Debt Securities. In connection with such Direct Action, Protective Life will be subrogated to the rights of such holder of Preferred Securities under the Declaration to the extent of any payment made by Protective Life to such holder of Preferred Securities in such Direct Action. The holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debt Securities.

    Upon the occurrence of a Declaration Event of Default, the Property Trustee as the sole holder of the Subordinated Debt Securities will have the right under the Subordinated Indenture to declare the principal of and interest on the Subordinated Debt Securities to be immediately due and payable. Protective Life and the Trust are each required to file annually with the Property Trustee an officer's certificate as to its compliance with all conditions and covenants under the Declaration.

VOTING RIGHTS

    Except as described herein, under the Trust Act, the Trust Indenture Act and under "Description of the Preferred Securities Guarantee--Modification of the Preferred Securities Guarantee; Assignment", and as otherwise required by law and the Declaration, the holders of the Preferred Securities will have no voting rights.

    Subject to the requirement of the Property Trustee obtaining a tax opinion in certain circumstances set forth in the last sentence of this paragraph, the holders of a majority in aggregate liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration including the right to direct the Property Trustee, as holder of the Subordinated Debt Securities, to (i) exercise the remedies available to it under the Subordinated Indenture as a holder of the Subordinated Debt Securities, (ii) waive any past Indenture Event of Default that is waivable under the Subordinated Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debt Securities shall be due and payable or (iv) consent to any amendment, modification or termination of the Subordinated Indenture or the Subordinated Debt Securities where such consent shall be required; PROVIDED, HOWEVER, that, where a consent or action under the Subordinated Indenture would require the consent or act of holders of more than a majority in principal amount of the Subordinated Debt Securities (a "Super Majority") affected thereby, only the holders of at least such Super Majority in aggregate liquidation amount of the Preferred Securities may direct the Property Trustee to give such consent or take such action. If a Debt Payment Failure has occurred and is continuing, a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder after the respective due date specified in the Subordinated Debt Securities. The Property Trustee shall notify all holders of the Preferred Securities of any notice of an Event of Default or Debt Payment Failure received from the Debt Trustee with respect to the Subordinated Debt Securities. Such notice, in the case of an Event of Default, shall state that such Indenture Event of Default also constitutes a Declaration Event of Default. Except with respect to directing the time, method and place of conducting a proceeding for a remedy, the Property Trustee shall not take any of the actions described in clauses (i), (ii) or (iii) above unless the Property Trustee has obtained an opinion of a nationally recognized tax counsel experienced in such matters to the effect that, as a result of such action, the Trust will not fail to be classified as a grantor trust for United States federal income tax purposes.

    In the event the consent of the Property Trustee, as the holder of the Subordinated Debt Securities, is required under the Subordinated Indenture with respect to any amendment, modification or termination of the Subordinated Indenture, the Property Trustee shall request the direction of the holders of the Trust Securities with respect to such amendment, modification or termination and shall vote with respect to such amendment, modification or termination as directed by a majority in liquidation amount of the Trust Securities voting together as a single class; PROVIDED, HOWEVER, that where a consent under the Subordinated Indenture would require the consent of a Super Majority, the Property Trustee may only give such consent at the direction of the holders of at least the proportion in liquidation amount of the Trust Securities which the relevant Super Majority represents of the aggregate principal amount of the Subordinated Debt Securities outstanding and; PROVIDED FURTHER, in the case of a consent under the Subordinated Indenture which requires the consent of holders of all the Subordinated Debt Securities outstanding, the Property Trustee may only give such consent at the direction of the holders of all of the Trust Securities. The Property Trustee shall not take any such action in accordance with the directions of the holders of the Trust Securities unless the Property Trustee has obtained an opinion of a nationally recognized tax counsel experienced in such matters to the effect that, as a result of such action, the Trust will not fail to be classified as a grantor trust for United States federal income tax purposes.

    A waiver of an Indenture Event of Default will constitute a waiver of the corresponding Declaration Event of Default.

    Any required approval or direction of holders of Preferred Securities may be given at a separate meeting of holders of Preferred Securities convened for such purpose, at a meeting of all of the holders of Trust Securities or pursuant to written consent. The Regular Trustees will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Preferred Securities. Each such notice will include a statement setting forth the following information: (i) the date of such meeting or the date by which such action is to be taken; (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought; and
(iii) instructions for the delivery of proxies or consents. No vote or consent of the holders of Preferred Securities will be required for the Trust to redeem and cancel Preferred Securities or distribute Subordinated Debt Securities in accordance with the Declaration.

    Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned at such time by Protective Life or any entity directly or indirectly controlling or controlled by, or under direct or indirect common control with, Protective Life, shall not be entitled to vote or consent and shall, for purposes of such vote or consent, be treated as if such Preferred Securities were not outstanding.

    The procedures by which holders of Preferred Securities may exercise their voting rights are described below. See "--Book-Entry Only Issuance--The Depository Trust Company."

    Holders of the Preferred Securities will have no rights to appoint or remove the PLC Trustees, who may be appointed, removed or replaced solely by Protective Life as the indirect or direct holder of all of the Common Securities.

MODIFICATION OF THE DECLARATION

    The Declaration may be modified and amended if approved by the Regular Trustees (or, if there are more than two Regular Trustees, a majority of the Regular Trustees) and, in certain circumstances, the Property Trustee or the Delaware Trustee, provided that, if any proposed amendment provides for, or the Regular Trustees otherwise propose to effect, (i) any action that would adversely affect the powers, preferences or special rights of the Trust Securities, whether by way of amendment to the Declaration or otherwise or (ii) the dissolution, winding-up or termination of the Trust other than pursuant to the terms of the Declaration, then the holders of the Trust Securities voting together as a single class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of at least a majority in liquidation amount of the Trust Securities affected thereby; PROVIDED, that, if any amendment or proposal referred to in clause (i) above would adversely affect only the Preferred Securities or the Common Securities, then only the affected class will be entitled to vote on such amendment or proposal and such amendment or proposal shall not be effective except with the approval of a majority in liquidation amount of such class of Securities.

    Notwithstanding the foregoing, no amendment or modification may be made to the Declaration if such amendment or modification would (i) cause the Trust to be classified for purposes of United States federal income taxation as other than a grantor trust, (ii) reduce or otherwise adversely affect the powers of the Property Trustee or (iii) cause the Trust to be deemed an "investment company" which is required to be registered under the 1940 Act.

MERGERS, CONSOLIDATIONS OR AMALGAMATIONS

    The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation or other body, except as described below. The Trust may, with the consent of a majority of the Regular Trustees and without the consent of the holders of the Trust Securities, the Property Trustee or the Delaware Trustee consolidate, amalgamate, merge with or into, or be replaced by a trust organized as such under the laws of any State of the United States; PROVIDED, that (i) if the Trust is not the survivor such successor entity (the "Successor Entity") either (x) expressly assumes all of the obligations of the Trust under the Trust Securities or (y) substitutes for the Trust Securities other securities having substantially the same terms as the Trust Securities (the "Successor Securities"), so long as the Successor Securities rank the same as the Trust Securities rank with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) Protective Life expressly acknowledges a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Subordinated Debt Securities, (iii) the Preferred Securities or any Successor Securities are listed, or any Successor Securities of the Preferred Securities will be listed upon notification of issuance, on any national securities exchange or with another organization on which the Preferred Securities are then listed or quoted, (iv) such merger, consolidation, amalgamation or replacement does not cause the Preferred Securities (including any Successor Securities thereof) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity), (vi) such Successor Entity has a purpose identical to that of the Trust, (vii) prior to such merger, consolidation, amalgamation or replacement, Protective Life has received an opinion of a nationally recognized independent counsel to the Trust experienced in such matters to the effect that,
(A) such merger, consolidation, amalgamation or replacement does not adversely affect the rights, preferences and privileges of the holders of the Trust Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity),
(B) following such merger, consolidation, amalgamation or replacement, neither the Trust nor such Successor Entity will be required to register as an investment company under the 1940 Act and (C) following such merger, consolidation, amalgamation or replacement, the Trust or the Successor Entity will continue to be classified as a grantor trust for United States federal income tax purposes and (viii) Protective Life guarantees the obligations of such Successor Entity under the Successor Securities at least to the extent provided by the Preferred Securities Guarantee and the Common Securities Guarantee. Notwithstanding the foregoing, the Trust shall not, except with the consent of holders of 100% in liquidation amount of the Trust Securities, consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if such consolidation, amalgamation, merger or replacement would cause the Trust or the Successor Entity to be classified as other than a grantor trust for United States federal income tax purposes.

BOOK-ENTRY ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

    The Depository Trust Company ("DTC") will act as securities depositary (the "Depositary") for the Preferred Securities. The Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global Preferred Securities certificates, representing the total aggregate number of Preferred Securities, will be issued and will be deposited with DTC.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

    Purchases of Preferred Securities within the DTC system must be made by or through Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Preferred Security ("Beneficial Owner") is in turn to be recorded on the Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

    DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities. DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    So long as DTC, or its nominee, is the registered owner or holder of a Global Certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Preferred Securities represented thereby for all purposes under the Declaration and the Preferred Securities. No beneficial owner of an interest in a Global Certificate will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Declaration.

    DTC has advised the Company that it will take any action permitted to be taken by a holder of Preferred Securities (including the presentation of Preferred Securities for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Certificates are credited and only in respect of such portion of the aggregate liquidation amount of Preferred Securities as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Preferred Securities, DTC will exchange the Global Certificates for certificated securities, which it will distribute to its Participants and which will be legended as set forth under the heading "Notices to Investors."

    Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices in respect of the Preferred Securities held in book-entry form will be sent to Cede & Co. If less than all of the Preferred Securities are being redeemed, DTC will determine the amount of the interest of each Participant to be redeemed in accordance with its procedures.

    Although voting with respect to the Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Preferred Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to the Trust as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Participants to whose accounts the Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Distributions on the Preferred Securities held in book-entry form will be made to DTC in immediately available funds. DTC's practice is to credit Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participants and Indirect Participants and not of DTC, the Trust or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Trust, disbursement of such payments to Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Participants and Indirect Participants.

    Except as provided herein, a Beneficial Owner of an interest in a Global Certificate will not be entitled to receive physical delivery of Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Preferred Securities.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Certificates among Participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company, the Trust nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants under the rules and procedures governing DTC. DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving notice to the Trust. Under such circumstances, in the event that a successor securities depositary is not obtained, Preferred Security certificates are required to be printed and delivered. Additionally, the Trust (with the consent of the Company) may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, certificates for the Preferred Securities will be printed and delivered. In each of the above circumstances, the Company will appoint a paying agent with respect to the Preferred Securities.

    The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the global Preferred Securities as represented by a Global Certificate.

PAYMENT AND PAYING AGENCY

    Payments in respect of the Preferred Securities represented by the Global Certificates shall be made to DTC, which shall credit the relevant accounts at DTC on the applicable distribution dates or, in the case of certificated securities, such payments shall be made by check mailed to the address of the holder entitled thereto. The Paying Agent shall initially be the Property Trustee. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Regular Trustees. In the event that the Property Trustee shall no longer be the Paying Agent, the Regular Trustees shall appoint a successor to act as Paying Agent (which shall be a bank or trust company).

REGISTRAR, TRANSFER AGENT AND PAYING AGENT

    The Property Trustee will act as registrar, transfer agent and paying agent for the Preferred Securities. In the event the Property Trustee shall no longer be the Paying Agent, the Regular Trustees shall appoint a successor to act as Paying Agent (which shall be a bank or trust company).

    Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment (with the giving of such indemnity as the Trust or the Company may require) in respect of any tax or other government charges which may be imposed in relation to it.

    The Trust will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

    The Property Trustee, prior to the occurrence of a default with respect to the Trust Securities and after the curing of any defaults that may have occurred, undertakes to perform only such duties as are specifically set forth in the Declaration and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Declaration at the request of any holder of Preferred Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The holders of Preferred Securities will not be required to offer such indemnity in the event such holders, by exercising their voting rights, direct the Property Trustee to take any action it is empowered to take under the Declaration following a Declaration Event of Default. The Property Trustee also serves as trustee under the Preferred Securities Guarantee.

GOVERNING LAW

    The Declaration and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

MISCELLANEOUS

    The Regular Trustees are authorized and directed to operate the Trust in such a way so that the Trust will not be required to register as an "investment company" under the 1940 Act or characterized as other than a grantor trust for United States federal income tax purposes. Protective Life is authorized and directed to conduct its affairs so that the Subordinated Debt Securities will be treated as indebtedness of Protective Life for United States federal income tax purposes. In this connection, Protective Life and the Regular Trustees are authorized to take any action, not inconsistent with applicable law, the Declaration, the certificate of trust of the Trust or the certificate of incorporation of Protective Life, that each of Protective Life and the Regular Trustees determine in their discretion to be necessary or desirable to achieve such end, as long as such action does not adversely affect the interests of the holders of the Preferred Securities or vary the terms thereof.

    Holders of the Preferred Securities have no preemptive rights.

               DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEE

    Set forth below is a summary of information concerning the Preferred Securities Guarantee which will be executed and delivered by Protective Life for the benefit of the holders from time to time of Preferred Securities. The Preferred Securities Guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company will act as indenture trustee under the Preferred Securities Guarantee for purposes of the Trust Indenture Act. The terms of the Preferred Securities Guarantee will be those set forth in such Preferred Securities Guarantee and those made part of such Preferred Securities Guarantee by the Trust Indenture Act. The summary of the material terms of the Preferred Securities Guarantee does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of Preferred Securities Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act. The Preferred Securities Guarantee will be held by the Guarantee Trustee for the benefit of the holders of the Preferred Securities of PLC Capital.

GENERAL

    Pursuant to the Preferred Securities Guarantee, the Company will, to the extent PLC Capital shall have funds available therefor, agree to pay in full, to the holders of the Preferred Securities issued by PLC Capital, the Guarantee Payments (as defined herein) (except to the extent paid by PLC Capital), as and when due, regardless of any defense, right of set-off or counterclaim which PLC Capital may have or assert. The following payments with respect to Preferred Securities issued by PLC Capital to the extent not paid by PLC Capital (the "Guarantee Payments"), will be subject to the Preferred Securities Guarantee thereon (without duplication): (i) any accrued and unpaid distributions which are required to be paid on such Preferred Securities, to the extent PLC Capital shall have funds available therefor; (ii) the Redemption Price, including all accrued and unpaid distributions, to the extent PLC Capital has funds available therefor with respect to any Preferred Securities called for redemption by PLC Capital and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of PLC Capital (other than in connection with the distribution of Subordinated Debt Securities to the holders of Preferred Securities or the redemption of all of the Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Preferred Securities to the date of payment, to the extent PLC Capital has funds available therefor and (b) the amount of assets of PLC Capital remaining available for distribution to holders of such Preferred Securities in liquidation of PLC Capital. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Preferred Securities or by causing PLC Capital to pay such amounts to such holders.

    The Preferred Securities Guarantee will not apply to any payment of distributions except to the extent PLC Capital shall have funds available therefor. If the Company does not make interest payments on the Subordinated Debt Securities purchased by PLC Capital, PLC Capital will not pay distributions on the Preferred Securities issued by PLC Capital and will not have funds available therefor. See "Description of the Subordinated Debt Securities--Certain Covenants of the Company." The Preferred Securities Guarantee, when taken together with the Company's obligations under the Subordinated Debt Securities, the Subordinated Indenture and the Declaration, including its obligations to pay costs, expenses, debts and liabilities of PLC Capital (other than with respect to the Trust Securities), will provide a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities.

    The Company has also agreed separately to irrevocably and unconditionally guarantee the obligations of PLC Capital with respect to the Common Securities (the "Common Securities Guarantee") to the same extent as the Preferred Securities Guarantee, except that upon an Event of Default under the Subordinated Indenture, holders of Preferred Securities shall have priority over holders of Common Securities with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF THE COMPANY

    In the Preferred Securities Guarantee, the Company will covenant that, so long as any Preferred Securities issued by PLC Capital remain outstanding, if there shall have occurred and be continuing any event that would constitute an Event of Default under the Preferred Securities Guarantee or the Declaration of PLC Capital, then (a) the Company shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of shares of Protective Life's common stock in connection with the satisfaction by Protective Life of its obligations under any employee benefit plans or the satisfaction by the Company of its obligation pursuant to any contract or security requiring it to purchase shares of its common stock, (ii) as a result of a reclassification of Protective Life's capital stock or the exchange or conversion of one class or series of Protective Life capital stock for another class or series of Protective Life capital stock,
(iii) the purchase of fractional interests in shares of Protective Life capital stock pursuant to an acquisition or the conversion or exchange provisions of such Protective Life capital stock or the security being converted or exchanged and (iv) redemptions or purchases pursuant to Protective Life's Rights Agreement, dated August 7, 1995, between Protective Life and AmSouth Bank of Alabama as Rights Agent), (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank PARI PASSU with or junior to the Subordinated Debt Securities and (c) the Company shall not make any guarantee payments with respect to the foregoing (other than pursuant to the Preferred Securities Guarantee, the Common Guarantee and the Series A Guarantee).

MODIFICATION OF THE PREFERRED SECURITIES GUARANTEE; ASSIGNMENT

    Except with respect to any changes which do not adversely affect the rights of holders of Preferred Securities (in which case no vote will be required), the Preferred Securities Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Preferred Securities issued by PLC Capital. All guarantees and agreements contained in the Preferred Securities Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of Preferred Securities of PLC Capital then outstanding.

TERMINATION

    The Preferred Securities Guarantee will terminate as to the Preferred Securities issued by PLC Capital (a) upon full payment of the Redemption Price of all Preferred Securities of PLC Capital, (b) upon distribution of the Subordinated Debt Securities held by PLC Capital to the holders of the Preferred Securities of PLC Capital or (c) upon full payment of the amounts payable in accordance with the Declaration of PLC Capital upon liquidation of PLC Capital. The Preferred Securities Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities issued by PLC Capital must restore payment of any sums paid under such Preferred Securities or such Preferred Securities Guarantee.

EVENTS OF DEFAULT

    An Event of Default under the Preferred Securities Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder.

    The holders of a majority in liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Preferred Securities Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under such Preferred Securities. If the Guarantee Trustee fails to enforce the Preferred Securities Guarantee, any holder of Preferred Securities relating to such Preferred Securities Guarantee may institute a legal proceeding directly against the Company to enforce the Guarantee Trustee's rights under the Preferred Securities Guarantee, without first instituting a legal proceeding against PLC Capital, the Guarantee Trustee or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make a guarantee payment, a holder of Preferred Securities may directly institute a proceeding against the Company for enforcement of the Preferred Securities Guarantee for such payment. The Company waives any right or remedy to require that any action be brought first against PLC Capital or any other person or entity before proceeding directly against the Company.

STATUS OF THE PREFERRED SECURITIES GUARANTEE

    The Preferred Securities Guarantee will constitute an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to all Senior Indebtedness (as such term is defined in the Subordinated Indenture),
(ii) PARI PASSU with the Subordinated Debt Securities, the Company's Guarantee of PLC Capital L.L.C.'s Series A Preferred Securities and any other liability or obligations that may be PARI PASSU by their terms and (iii) senior to the Company's common stock, the most senior preferred or preference stock now or hereafter issued by the Company and with any guarantee now or hereafter entered into by Protective Life in respect of any preferred or preference stock of any affiliate of the Company. The terms of the Preferred Securities provide that each holder of Preferred Securities issued by PLC Capital by acceptance thereof agrees to the subordination provisions and other terms of the Preferred Securities Guarantee.

    The Preferred Securities Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the Preferred Securities Guarantee without instituting a legal proceeding against any other person or entity).

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

    The Guarantee Trustee, prior to the occurrence of a default with respect to the Preferred Securities Guarantee, undertakes to perform only such duties as are specifically set forth in the Preferred Securities Guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Preferred Securities Guarantee at the request of any holder of Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby.

GOVERNING LAW

    The Preferred Securities Guarantee will be governed by, and construed in accordance with, the internal laws of the State of New York.

                DESCRIPTION OF THE SUBORDINATED DEBT SECURITIES

    Set forth below is a general description of the terms of the Subordinated Debt Securities in which the Trust will invest the proceeds from the issuance and sale of the Trust Securities. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the Subordinated Indenture, dated as of June 1, 1994 (the "Base Indenture"), between Protective Life and AmSouth Bank of Alabama (as successor by conversion of charter to AmSouth Bank N.A.), as Trustee (the "Debt Trustee"), as supplemented by (i) Supplemental Indenture No. 1, dated as of June 9, 1994, (ii) Supplemental Indenture No. 2, dated as of August 2, 1994 and (iii) Supplemental Indenture No. 3, to be dated as of April 29, 1997 (the Base Indenture, as so supplemented, is hereinafter referred to as the "Subordinated Indenture"), the forms of which are filed as Exhibits to the Registration Statement of which this Prospectus forms a part. Certain capitalized terms used herein are defined in the Subordinated Indenture.

    Protective Life will have the right at any time to dissolve the Trust and cause the Subordinated Debt Securities to be distributed to the holders of the Trust Securities. If the Subordinated Debt Securities are distributed to the holders of the Preferred Securities, Protective Life will use its best efforts to have the Subordinated Debt Securities listed on the New York Stock Exchange or on such other national securities exchange or similar organization on which the Preferred Securities are then listed or quoted.

GENERAL

    The Subordinated Debt Securities will be issued as unsecured, subordinated obligations of the Company. The Subordinated Debt Securities will be limited in aggregate principal amount to approximately $77 million, such amount being the sum of the aggregate stated liquidation amount of the Trust Securities.

    The Subordinated Debt Securities are not subject to a sinking fund provision. The entire principal amount of the Subordinated Debt Securities will mature and become due and payable, together with any accrued and unpaid interest thereon, including Compounded Interest (as defined herein) and Additional Interest (as defined herein), if any, on the Stated Maturity date (initially April 29, 2027). Such Stated Maturity date may be shortened at any time by the Company to any date not earlier than April 29, 2002. Such Stated Maturity date may also be extended at any time by the Company to any date not later than April 29, 2046; PROVIDED, that at the time such election is made and at the time of extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debt Securities, (iii) in the case of Subordinated Debt Securities held by the Trust, the Trust is not in arrears on payments of Distributions on the Preferred Securities and no deferred distributions are accumulated and (iv) the Subordinated Debt Securities are rated not less than BBB- by Standard & Poor's Rating Services or Baa3 by Moody's Investors Service, Inc. or the equivalent by any other nationally recognized rating organization. In the event the Company elects to shorten or extend the Stated Maturity of the Subordinated Debt Securities, it shall give notice to the Trustee, and the Trustee shall give notice of such shortening or extension to the holders of the Subordinated Debt Securities no more than 90 and no less than 30 days prior to the effectiveness thereof.

    If Subordinated Debt Securities are distributed to holders of Preferred Securities in liquidation of such holders' interests in the Trust, such Subordinated Debt Securities will initially be issued as a Global Security (as defined herein). As described herein, Subordinated Debt Securities also may be issued in certificated form in exchange for a Global Security. See "--Book-Entry and Settlement" below. In the event that Subordinated Debt Securities are issued in certificated form, such Subordinated Debt Securities will be in denominations of $1,000 and integral multiples thereof and may be transferred or exchanged at the offices described below. Payments on Subordinated Debt Securities issued as a Global Security will be made to DTC, a successor depositary or, in the event that no depositary is used, to a Paying Agent for the Subordinated Debt Securities. In the event Subordinated Debt Securities are issued in certificated form, principal and interest will be payable, the transfer of the Subordinated Debt Securities will be registrable and Subordinated Debt Securities will be exchangeable for Subordinated Debt Securities of other denominations of a like aggregate principal amount at the corporate trust office of the Property Trustee in Wilmington, Delaware; PROVIDED, that payment of interest may be made at the option of Protective Life by check mailed to the address of the holder entitled thereto or by wire transfer to an account appropriately designated by the holder entitled thereto. Notwithstanding the foregoing, so long as the holder of any Subordinated Debt Securities is the Property Trustee, the payment of principal and interest on the Subordinated Debt Securities held by the Property Trustee will be made at such place and to such account as may be designated by the Property Trustee.

    The Subordinated Indenture does not contain provisions that afford holders of the Subordinated Debt Securities protection in the event of a highly leveraged transaction or other similar transaction involving Protective Life that may adversely affect such holders.

SUBORDINATION

    The Subordinated Indenture provides that the Subordinated Debt Securities are subordinated and junior in right of payment to all present and future Senior Indebtedness (as defined herein) of Protective Life. If (i) Protective Life defaults in the payment of any principal, or premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise or (ii) an event of default occurs with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default (requesting that payments on Subordinated Debt Securities cease) is given to Protective Life by the holders of Senior Indebtedness, then unless and until such default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property or securities, by set-off or otherwise) shall be made or agreed to be made on account of the Subordinated Debt Securities or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of Subordinated Debt Securities.

    In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Protective Life, its creditors or its property, (ii) any proceeding for the liquidation, dissolution or other winding-up of Protective Life, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by Protective Life for the benefit of creditors or (iv) any other marshalling of the assets of Protective Life, all Senior Indebtedness (including, without limitation, interest accruing after the commencement of any such proceeding, assignment or marshalling of assets) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made by Protective Life on account of Subordinated Debt Securities. In any such event, any payment or distribution, whether in cash, securities or other property (other than securities of Protective Life or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Subordinated Indenture, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of Subordinated Debt Securities (including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of Protective Life being subordinated to the payment of Subordinated Debt Securities) shall be paid or delivered directly to the holders of Senior Indebtedness, or to their representative or trustee, in accordance with the priorities then existing among such holders until all Senior Indebtedness shall have been paid in full. No present or future holder of any Senior Indebtedness shall be prejudiced in the right to enforce subordination of the indebtedness evidenced by Subordinated Debt Securities by any act or failure to act on the part of Protective Life.

    Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. Upon the payment in full of all Senior Indebtedness, the holders of Subordinated Debt Securities shall be subrogated to all the rights of any holders of Senior Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until all Subordinated Debt Securities shall have been paid in full, and such payments or distributions received by any holder of Subordinated Debt Securities, by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between Protective Life and its creditors other than the holders of Senior Indebtedness, on the one hand, and the holders of Subordinated Debt Securities, on the other, be deemed to be a payment by Protective Life on account of Senior Indebtedness, and not on account of Subordinated Debt Securities.

    The term "Senior Indebtedness" is defined as the principal, premium, if any, and interest on (i) all indebtedness of Protective Life, whether outstanding on the date of the issuance of Subordinated Debt Securities or thereafter created, incurred or assumed, which is for money borrowed, or which is evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities, (ii) any indebtedness of others of the kinds described in the preceding clause (i) for the payment of which Protective Life is responsible or liable as guarantor or otherwise and
(iii) amendments, renewals, extensions and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to Subordinated Debt Securities. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness.

    The rights of the holders of the Subordinated Debt Securities will be subrogated to the rights of holders of or obligees under the Senior Indebtedness of Protective Life until all amounts owing to the holders of or obligees under the Senior Indebtedness are paid in full.

    The Subordinated Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by Protective Life. As of December 31, 1996, Senior Indebtedness of Protective Life aggregated approximately $181.0 million. In addition, because Protective Life is a holding company, the Subordinated Debt Securities are effectively subordinated to all existing and future liabilities of the Company's subsidiaries. In addition, the Preferred Securities Guarantee will rank PARI PASSU with the Subordinated Debt Securities. See "Description of the Preferred Securities Guarantee--Status of the Preferred Securities Guarantee."

CERTAIN COVENANTS OF THE COMPANY

    If (i) there shall have occurred any event that would constitute an Indenture Event of Default (as defined herein) or (ii) the Company shall be in default with respect to its payment of any obligations under the related Preferred Securities Guarantee or Common Securities Guarantee, or (iii) the Company shall have given notice to its election to defer payments of interest on such Subordinated Debt Securities by extending the interest payment period as provided in the Subordinated Indenture and such period, or any extension thereof, shall be continuing, then (a) the Company shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase or make a liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of shares of Protective Life's common stock in connection with the satisfaction by Protective Life of its obligations under any employee benefit plans or the satisfaction by the Company of its obligation pursuant to any contract or security requiring the Company to purchase shares of its common stock, (ii) as a result of a reclassification of Protective Life capital stock or the exchange or conversion of one class or series of Protective Life capital stock for another class or series of Protective Life capital stock,
(iii) the purchase of fractional interests in shares of Protective Life capital stock pursuant to an acquisition or the conversion or exchange provisions of such Protective Life capital stock or the security being converted or exchanged and (iv) redemptions or purchases pursuant to Protective Life's Rights Agreement, dated August 7, 1995, between Protective Life and AmSouth Bank of Alabama as Rights Agent), (b) the Company shall not make any payments of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by Protective Life that rank PARRI PASSU with or junior to the Subordinate Debt Securities and (c) the Company shall not make any Guarantee Payments with respect to the foregoing (other than pursuant to the Preferred Securities Guarantee, the Common Guarantee and the Series A Guarantee).

    The Company will covenant (i) to directly or indirectly maintain 100% ownership of the Common Securities of PLC Capital; PROVIDED, HOWEVER, that any permitted successor of the Company under the Subordinated Indenture may succeed to the Company's ownership of such Common Securities, (ii) not to voluntarily terminate, wind-up or liquidate the Trust, except (a) in connection with a distribution of Subordinated Debt Securities to the holders of the Preferred Securities in liquidation of the Trust, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Declaration and (iii) to use its reasonable best efforts, consistent with the terms and provisions of the Declaration, to cause the Trust to remain a grantor trust and not to be classified as an association taxable as a corporation for U.S. federal income tax purposes.

OPTIONAL REDEMPTION

    Protective Life shall have the right to redeem the Subordinated Debt Securities, at any time in whole or from time to time in part, on or after April 29, 2002, but prior to the Stated Maturity, or, in whole or in part, at any time if a Tax Event shall have occurred and Protective Life shall have received a Redemption Tax Opinion, upon not less than 30 nor more than 60 days notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest, if any, to the redemption date. See "Description of the Preferred Securities--Mandatory Redemption" and "--Tax Event Redemption."

INTEREST

    Subordinated Debt Securities shall bear interest at the rate of 8 1/4 percent per annum from April 29, 1997 payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each an "Interest Payment Date"), commencing June 30, 1997, to the person in whose name such Subordinated Debt Securities are registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. In the event the Subordinated Debt Securities shall not continue to remain in book-entry only form, the record dates shall be the March 15, June 15, September 15 and December 15 prior to the applicable Interest Payment Date.

    The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. The amount of interest payable for any period shorter than a full monthly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in a 90-day quarter. In the event that any date on which interest is payable on the Subordinated Debt Securities is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, then such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    Protective Life shall have the right at any time, and from time to time, during the term of the Subordinated Debt Securities to defer payments of interest by extending the interest payment period to a period not exceeding 20 consecutive quarters, but no such Extension Period may extend beyond the Stated Maturity. At the end of any such Extension Period, Protective Life shall pay all interest then accrued and unpaid (including any Additional Interest, as herein defined) together with interest thereon compounded quarterly at the rate specified for the Subordinated Debt Securities to the extent permitted by applicable law ("Compounded Interest"); PROVIDED, that during any such Extension Period, (a) Protective Life shall not declare or pay dividends on, make any distribution with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to any of its capital stock (other than (i) purchases or acquisitions of shares of Protective Life's common stock in connection with the satisfaction by Protective Life of its obligations under any employee benefit plans or the satisfaction by the Company of its obligations pursuant to any contract or security requiring the Company to purchase shares of its common stock, (ii) as a result of a reclassification of Protective Life capital stock or the exchange or conversion of one class or series of the Company's capital stock for another class or series of Protective Life capital stock, (iii) the purchase of fractional interests in shares of the Company's capital stock pursuant to an acquisition or the conversion or exchange provisions of such Protective Life capital stock or the security being converted or exchanged and
(iv) redemptions or purchases pursuant to Protective Life's Rights Agreement, dated August 7, 1995, between Protective Life and AmSouth Bank of Alabama as Rights Agent), (b) Protective Life shall not make any payment of principal, premium, if any, or interest on or repay, repurchase or redeem any debt securities issued by Protective Life that rank PARI PASSU with or junior to the Subordinated Debt Securities and (c) Protective Life shall not make any Guarantee Payments with respect to the foregoing (other than pursuant to the Preferred Securities Guarantee, the Common Guarantee and the

Series A Guarantee). Prior to the termination of any such Extension Period, Protective Life may further defer payments of interest by extending the interest payment period; PROVIDED, HOWEVER, that, such Extension Period, including all such previous and further extensions, may not exceed 20 consecutive quarters or beyond the Stated Maturity. Upon the termination of any Extension Period and the payment of all amounts then due, Protective Life may commence a new Extension Period, subject to the terms set forth in this section. No interest shall be due and payable during an Extension Period, except at the end thereof, but Protective Life may prepay at any time all or any portion of the interest accrued during an Extension Period. Protective Life has no present intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debt Securities. If the Property Trustee shall be the sole holder of the Subordinated Debt Securities, Protective Life shall give the Regular Trustees and the Property Trustee notice of its selection of such Extension Period one Business Day prior to the earlier of (i) the date distributions on the Preferred Securities are payable or (ii) the date the Regular Trustees are required to give notice of the record date or the date such distribution is payable to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. The Regular Trustees shall give notice of the Company's selection of such Extension Period to the holders of the Preferred Securities. If the Property Trustee shall not be the sole holder of the Subordinated Debt Securities, Protective Life shall give the holders of the Subordinated Debt Securities notice of its selection of such Extension Period at least 10 Business Days prior to the earlier of (i) the Interest Payment Date or (ii) the date upon which Protective Life is required to give notice of the record or payment date of such interest payment to the New York Stock Exchange (or other applicable self-regulatory organization) or to holders of the Subordinated Debt Securities.

ADDITIONAL INTEREST

    If at any time the Trust shall be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other domestic taxing authority, then, in any such case, Protective Life will pay as additional interest ("Additional Interest") such additional amounts as shall be required so that the net amounts received and retained by the Trust after paying any such taxes, duties, assessments or other governmental charges will be not less than the amounts the Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed.

CONSOLIDATION, MERGER OR SALE BY PROTECTIVE LIFE

    Protective Life shall not consolidate with or merge into any other corporation or sell its assets substantially as an entirety, unless (i) the corporation formed by such consolidation or into which Protective Life is merged or the corporation which acquires its assets is organized in the United States and expressly assumes all of the obligations of Protective Life under the Subordinated Indenture, (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing and (iii) if, as a result of such transaction, properties or assets of Protective Life would become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the Subordinated Debt Securities, Protective Life or its successor shall take steps necessary to secure such Subordinated Debt Securities equally and ratably with all indebtedness secured thereby. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which Protective Life is merged or to which such sale is made, shall succeed to, and be substituted for Protective Life under the Subordinated Indenture.

INDENTURE EVENTS OF DEFAULT AND DEBT PAYMENT FAILURES

    The Subordinated Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Indenture Event of Default" with respect to the Subordinated Debt Securities:
(a) default for 30 days in payment of any interest on the Subordinated Debt Securities any Additional Interest and Compounded Interest when due; (b) default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series when due; (c) default for 60 days after notice to Protective Life by the Debt Trustee or the Subordinated Debt Securities or by the holders of 25% in aggregate principal amount of the Debt then outstanding, in the performance of any other agreement in the Subordinated Debt Securities, or in the Subordinated Indenture; (d) default in payment of principal relating to indebtedness of Protective Life and its consolidated subsidiaries for borrowed money having an aggregate principal amount exceeding $25 million (after the expiration of any applicable grace period with respect thereto), or other default resulting in acceleration of indebtedness of Protective Life and its consolidated subsidiaries for borrowed money where the aggregate principal amount so accelerated exceeds $25 million and such acceleration is not rescinded or annulled within 30 days after the written notice thereof to Protective Life by the Debt Trustee or to Protective Life and the Debt Trustee by the holders of 25% in aggregate principal amount of the Subordinated Debt Securities then outstanding; PROVIDED that such Indenture Event of Default will be remedied, cured or waived if the default that resulted in such Indenture Event of Default is remedied, cured or waived; and (e) certain events of bankruptcy, insolvency or reorganization of Protective Life or Protective Life Insurance.

    The Subordinated Indenture provides that, if an Indenture Event of Default specified therein occurs and is continuing, the Debt Trustee or the holders of 25% in aggregate principal amount of all of the outstanding Subordinated Debt Securities, by written notice to Protective Life (and to the Debt Trustee, if notice is given by such holders of Subordinated Debt Securities), may declare the principal of (or, if the Subordinated Debt Securities are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified herein) and accrued interest on all the Subordinated Debt Securities that the payment of principal and interest on such debt securities shall remain subordinated to the extent provided in Article 12 of the Subordinated Indenture.

    If any Indenture Event of Default shall occur and be continuing, the Property Trustee, as the holder of the Subordinated Debt Securities, will have the right to declare the principal of and the interest on the Subordinated Debt Securities (including any Compounded Interest and Additional Interest, if any) and any other amounts payable under the Subordinated Indenture to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Subordinated Debt Securities. An Indenture Event of Default also constitutes a Declaration Event of Default. The holders of Preferred Securities in certain circumstances have the right to direct the Property Trustee to exercise its rights as the holder of the Subordinated Debt Securities. See "Description of the Preferred Securities--Declaration Events of Default and Debt Payment Failures" and "--Voting Rights." Notwithstanding the foregoing, if a Debt Payment Failure has occurred and is continuing, a holder of Preferred Securities may institute a Direct Action for payment after the respective due date specified in the Subordinated Debt Securities. Notwithstanding any payments made to such holder of Preferred Securities by Protective Life in connection with a Direct Action, Protective Life shall remain obligated to pay the principal of or interest on the Subordinated Debt Securities held by the Trust or the Property Trustee of the Trust, and Protective Life shall be subrogated to the rights of the holder of such Preferred Securities with respect to payments on the Preferred Securities to the extent of any payments made by Protective Life to such holder in any Direct Action. The holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debt Securities.

    The Subordinated Indenture provides that the Debt Trustee will, within 90 days after the occurrence of an Indenture Event of Default, give to the holders of the Subordinated Debt Securities notice of all Defaults known to it unless such Default shall have been cured or waived; PROVIDED that except in the case of a Default in payment on the Subordinated Debt Securities, the Debt Trustee may withhold the notice if and so long as the board of directors of Protective Life, the executive committee thereof or a committee of Its Responsible Officers in good faith determines that withholding such notice is in the interests of the holders of the Subordinated Debt Securities. "Default" means any event which is, or after notice or passage of time or both, would be, an Indenture Event of Default.

    The Subordinated Indenture provides that the holders of a majority in aggregate principal amount of the Subordinated Debt Securities (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee.

    The Subordinated Indenture includes a covenant that Protective Life will file annually with the Trustee a certificate as to Protective Life's compliance with all conditions and covenants of the Subordinated Indenture.

DEFEASANCE

    The Company may terminate its substantive obligations in respect of Subordinated Debt Securities (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Subordinated Debt Securities by (i) depositing with the Debt Trustee, under the terms of an irrevocable trust agreement, money or Government Obligations (as defined in the Subordinated Indenture) sufficient to pay all remaining indebtedness on the Subordinated Debt Securities of that series, (ii) delivering to the Debt Trustee either an opinion of counsel or a ruling directed to the Debt Trustee from the Internal Revenue Service to the effect that the holders of the Subordinated Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, and (iii) complying with certain other requirements set forth in the Subordinated Indenture.

BOOK-ENTRY AND SETTLEMENT

    If distributed to holders of Preferred Securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of the Trust as a result of the election of the Company, the Subordinated Debt Securities will be issued in the form of one or more global certificates (each a "Global Security") registered in the name of the Depositary or its nominee. Except under the limited circumstances described below, Subordinated Debt Securities represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, Subordinated Debt Securities in definitive form. The Global Securities described above may not be transferred except by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or to a successor Depositary or its nominee.

    The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Security.

    Except as provided below, owners of beneficial interests in such a Global Security will not be entitled to receive physical delivery of Subordinated Debt Securities in definitive form and will not be considered the holders (as defined in the Subordinated Indenture) thereof for any purpose under the Subordinated Indenture, and no Global Security representing Subordinated Debt Securities shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the Depositary or its nominee or to a successor Depositary or its nominee. Accordingly, each Beneficial Owner must rely on the procedures of the Depositary or if such person is not a Participant, on the procedures of the Participant through which such person owns its interest to exercise any rights of a holder under the Subordinated Indenture.

THE DEPOSITARY

    If Subordinated Debt Securities are distributed to holders of Preferred Securities in liquidation of such holders' interests in the Trust, DTC will act as securities depositary for the Subordinated Debt Securities. For a description of DTC and the specific terms of the depositary arrangements, see "Description of the Preferred Securities--Book-Entry Only Issuance--The Depository Trust Company." As of the date of this Prospectus, the description therein of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the Preferred Securities apply in all material respects to any debt obligations represented by one or more Global Securities held by Protective Life. Protective Life may appoint a successor to DTC or any successor depositary in the event DTC or such successor depositary is unable or unwilling to continue as a depositary for the Global Securities.

    None of Protective Life, the Trust, the Property Trustee, any paying agent and any other agent of Protective Life, or the Debt Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Subordinated Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

DISCONTINUANCE OF THE DEPOSITARY'S SERVICES

    A Global Security shall be exchangeable for Subordinated Debt Securities registered in the names of persons other than the Depositary or its nominee only if (i) the Depositary notifies Protective Life that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed, (ii) the Depositary, at any time, ceases to be a clearing agency registered under the Exchange Act at which time the Depositary is required to be so registered to act as such depositary and no successor depositary shall have been appointed, (iii) Protective Life, in its sole discretion, determines that such Global Security shall be so exchangeable or
(iv) there shall have occurred an Event of Default with respect to such Subordinated Debt Securities. Any Global Security that is exchangeable pursuant to the preceding sentence shall be exchangeable for Subordinated Debt Securities registered in such names as the Depositary shall direct. It is expected that such instructions will be based upon directions received by the Depositary from its Participants with respect to ownership of beneficial interests in such Global Security.

NOTICES

    Notices to holders of registered Subordinated Debt Securities will be given by mail to the addresses of such holders as they may appear in the Register.

TITLE

    Protective Life, the Debt Trustee and any agent of Protective Life or the Debt Trustee may treat the Person in whose name a Subordinated Debt Security is registered as the absolute owner thereof (whether or not such Subordinated Debt Security may be overdue) for the purpose of receiving payment and for all other purposes.

GOVERNING LAW

    The Subordinated Indenture and the Subordinated Debt Securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

MISCELLANEOUS

    The Subordinated Indenture provides that Protective Life will pay all fees and expenses related to (i) the offering of the Trust Securities and the Subordinated Debt Securities, (ii) the organization, maintenance and dissolution of the Trust, (iii) the retention of the PLC Trustees and (iv) the enforcement by the Property Trustee of the rights of the holders of the Preferred Securities. The payment of such fees and expenses will be fully and unconditionally guaranteed by Protective Life.

    Protective Life will have the right at all times to assign any of its respective rights or obligations under the Subordinated Indenture to a direct or indirect wholly-owned subsidiary of Protective Life; PROVIDED that, in the event of any such assignment, Protective Life will remain liable for all of their respective obligations. Subject to the foregoing, the Subordinated Indenture will be binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. The Subordinated Indenture provides that it may not otherwise be assigned by the parties thereto.

    So long as PLC Capital is the holder of the Subordinated Debt Securities, the Subordinated Debt Securities may be amended by mutual consent of Protective Life and the Trust in the manner they shall agree; PROVIDED, HOWEVER, that, so long as any of the Preferred Securities remain outstanding, no such amendment shall be made that adversely affects the holders of the Preferred Securities, no termination of the Subordinated Debt Securities shall occur, and no Event of Default or compliance with any covenant under the Subordinated Debt Securities may be waived by PLC Capital, without the prior approval of the holders of at least 66 2/3% in liquidation preference of all Preferred Securities then outstanding, in writing or at a duly constituted meeting of such holders.

    If the Trust is liquidated and the Subordinated Debt Securities are distributed to the holders of the Trust Securities, the Indenture and the terms of the Subordinated Debt Securities may, thereafter, be modified or amended with the consent of not less than 66 2/3% in principal amount of the Subordinated Debt Securities at any time outstanding, PROVIDED, however, that no such modification or amendment may, without the consent of the holder of each Subordinated Debt Security affected thereby, (a) extend the stated maturity of the principal of any Subordinated Debt Security (other than as described under "Description of the Subordinated Debt Securities--General"), or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon (other than as decribed under "Description of the Subordinated Debt Securities--Option to Extend Interest Payment Period"), or reduce any amount payable on redemption thereof or change the currency in which the principal thereof or interest thereon is payable or impair the right to institute suit for the enforcement of any payment on any Subordinated Debt Security when due or (b) reduce the aforesaid principal amount of the Subordinated Debt Securities, the consent of the holders of which is required for any such modification.

          EFFECT OF OBLIGATIONS UNDER THE SUBORDINATED DEBT SECURITIES
                     AND THE PREFERRED SECURITIES GUARANTEE

    As set forth in the Declaration, the sole purposes of the Trust are to issue the Trust Securities evidencing undivided beneficial interests in the assets of the Trust, to invest the proceeds from such issuance and sale in the Subordinated Debt Securities and to engage in those other activities necessary or incidental thereto.

    As long as payments of interest and other payments are made when due on the Subordinated Debt Securities, such payments will be sufficient to cover distributions and payments due on the Trust Securities because of the following factors: (i) the aggregate principal amount of Subordinated Debt Securities will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities; (ii) the interest rate and the interest and other payment dates on the Subordinated Debt Securities will match the distribution rate and distribution and other payment dates for the Preferred Securities; (iii) Protective Life shall pay all, and the Trust shall not be obligated to pay, directly or indirectly, all costs, expenses, debt, and obligations of the Trust (other than with respect to the Trust Securities); and (iv) the Declaration further provides that the Regular Trustees shall not take or cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

    Payments of distributions (to the extent the Trust has funds available therefor) and other payments due on the Preferred Securities (to the extent the Trust has funds available therefor) are guaranteed on a subordinated basis by Protective Life as and to the extent set forth under "Description of the Preferred Securities Guarantee". If Protective Life does not make interest payments on the Subordinated Debt

Securities purchased by the Trust, the Trust will not have sufficient funds to pay distributions on the Preferred Securities. The Preferred Securities Guarantee does not apply to any payment of distributions unless and until the Trust has sufficient funds for the payment of such distributions. The Preferred Securities Guarantee covers the payment of distributions and other payments on the Preferred Securities only if and to the extent that Protective Life has made a payment of interest or principal on the Subordinated Debt Securities held by the Trust as its sole asset. The Preferred Securities Guarantee, when taken together with the Company's obligations under the Subordinated Debt Securities and the Subordinated Indenture and its obligations under the Declaration, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Securities), provide a full and unconditional guarantee on a subordinated basis of amounts on the Preferred Securities.

    If Protective Life fails to make interest or other payments on the Subordinated Debt Securities when due (taking account of any Extension Period), the Declaration provides a mechanism whereby the holders of the Preferred Securities, using the procedures described in "Description of the Preferred Securities-- Book-Entry Only Issuance--The Depository Trust Company" and "--Voting Rights," may direct the Property Trustee to enforce its rights under the Subordinated Debt Securities. If a Debt Payment Failure has occurred and is continuing, a holder of Preferred Securities may then institute a Direct Action for payment after the respective due date specified in the Subordinated Debt Securities. In connection with such Direct Action, Protective Life will be subrogated to the rights of such holder of Preferred Securities under the Declaration to the extent of any payment made by Protective Life to such holder of Preferred Securities in such Direct Action. Protective Life, under the Preferred Securities Guarantee, acknowledges that the Guarantee Trustee shall enforce the Preferred Securities Guarantee on behalf of the holders of the Preferred Securities. If Protective Life fails to make payments under the Preferred Securities Guarantee, the Preferred Securities Guarantee provides a mechanism whereby the holders of the Preferred Securities may direct the Guarantee Trustee to enforce its rights thereunder. Any holder of Preferred Securities may institute a legal proceeding directly against Protective Life to enforce the Guarantee Trustee's rights under the Preferred Securities Guarantee without first instituting a legal proceeding against the Trust, the Guarantee Trustee, or any other person or entity.

    Protective Life and the Trust believe that the above mechanisms and obligations, taken together, provide a full and unconditional guarantee by Protective Life on a subordinated basis of payments due on the Preferred Securities. See "Description of the Preferred Securities Guarantee--General."

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following is a summary of the material United States Federal income tax considerations relevant to the purchase, ownership and disposition of Preferred Securities by a beneficial owner acquiring Preferred Securities on their original issue at their original offering price who is (i) an individual citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United Status fiduciaries have the authority to control all the substantial decisions of such trust (a "United States Person"). The statements of law or legal conclusion set forth in this summary constitute the opinion of Debevoise & Plimpton, special counsel to Protective Life and PLC Capital. This summary does not address potential tax considerations applicable to a prospective purchaser that is not a United States Person. PROSPECTIVE INVESTORS IN THE PREFERRED SECURITIES THAT ARE NOT UNITED STATES PERSONS ARE URGED TO CONSULT THEIR TAX ADVISORS.

    This summary does not purport to address all potential tax consequences that may be applicable to a beneficial owner of a Preferred Security, and is not intended to be wholly applicable to all categories of investors (including, for example, banks, insurance companies, tax-exempt organizations and dealers in securities or currencies), or to persons that will hold Preferred Securities as a part of a position in a

"straddle" or as part of a "hedging" or "conversion" transaction for Federal income tax purposes or whose functional currency is not the United States dollar. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (including proposed Treasury Regulations), Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of a Preferred Security. These authorities are subject to various interpretations and it is therefore possible that the Federal income tax treatment of the Preferred Securities may differ from the treatment described below. Legislation has been proposed that could, if enacted, adversely affect Protective Life's ability to deduct interest on the Subordinated Debt Securities, which may in turn result in a redemption of Preferred Securities. See "--Possible Tax Law Changes."

    PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

CLASSIFICATION OF PLC CAPITAL

    In connection with the issuance of the Preferred Securities, Debevoise & Plimpton will render its opinion to the effect that, under current law and assuming compliance with the terms of the Declaration, the Trust will be classified as a grantor trust and not as an association taxable as a corporation for Federal income tax purposes. Each beneficial owner of a Preferred Security (a "Securityholder") will be treated as owning an undivided beneficial interest in the Subordinated Debt Securities. Accordingly, each Securityholder will be required to include in its gross income its share of the income with respect to the Subordinated Debt Securities. Any amount included in a Securityholder's gross income will increase such Securityholder's tax basis in its Preferred Securities, and the amount of distributions to a Securityholder will reduce such Securityholder's tax basis in its Preferred Securities. NO AMOUNT INCLUDED IN INCOME WITH RESPECT TO THE PREFERRED SECURITIES WILL BE ELIGIBLE FOR THE DIVIDENDS RECEIVED DEDUCTION.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

    Under the Subordinated Indenture, Protective Life has the option to defer from time to time the payment of interest on the Subordinated Debt Securities. Protective Life's option to extend the interest payment period could cause the Subordinated Debt Securities to be subject to the "original issue discount" rules for Federal income tax purposes. Protective Life, however, believes, and intends to take the position that, as of the issue date, the terms and conditions of the Subordinated Debt Securities (in particular the restrictions on Protective Life's ability to pay dividends during an Extension Period) make the likelihood that Protective Life would elect to defer the payment of interest a "remote" contingency for these purposes. If so treated, the Subordinated Debt Securities would not be subject to the original issue discount rules unless Protective Life were to extend the interest payment period, and a Securityholder would generally include stated interest in income as ordinary income when paid to the Trust or accrued, in accordance with such holder's regular method of accounting.

    If Protective Life were to exercise its option to defer payments of interest, the Subordinated Debt Securities would at that time be treated as issued with OID, and all stated interest on the Subordinated Debt Securities would thereafter be treated as OID as long as the Subordinated Debt Securities remain outstanding. In such event, all of a holder's taxable interest income with respect to the Subordinated Debt Securities would thereafter be accounted for on an economic accrual basis regardless of such holder's method of tax accounting, and actual distributions of stated interest would not be reported as taxable income. Consequently, a holder of Preferred Securities would be required to include OID in its gross income daily even though Protective Life would not make actual cash payments during an Extension Period.

    The IRS could take a position that the likelihood of deferral is not a remote contingency for these purposes, in which case the Subordinated Debt Securities would be subject to the OID rules described in the preceding paragraph.

    Because income on the Preferred Securities will constitute interest or OID, corporate holders of Preferred Securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

DISTRIBUTION OF SUBORDINATED DEBT SECURITIES TO HOLDERS OF PREFERRED SECURITIES

    Under current law, a distribution by the Trust of the Subordinated Debt Securities as described under the caption "Certain Terms of Preferred Securities--Distribution of the Subordinated Debt Securities" will be non-taxable and will result in the Securityholder receiving directly his pro rata share of the Subordinated Debt Securities previously held indirectly through the Trust, with a holding period and tax basis equal to the holding period and tax basis such Securityholder had in his Preferred Securities before such distribution. A Securityholder will continue to include interest (or OID) in respect of Subordinated Debt Securities received from the Trust in the manner described above under "--Interest Income and Original Issue Discount."

SALES OR REDEMPTION OF PREFERRED SECURITIES

    Gain or loss will be recognized by a Securityholder on a sale of Preferred Securities (including a redemption for cash) in an amount equal to the difference between the amount realized and the Securityholder's adjusted tax basis in the Preferred Securities sold or so redeemed. Gain or loss recognized by a Securityholder on Preferred Securities held for more than one year will generally be taxable as long-term capital gain or loss (except to the extent attributable to accrued interest, which will be taxable as ordinary income).

    The Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debt Securities. A Securityholder who uses the accrual method of accounting for tax purposes (and a cash method holder if the Subordinated Debt Securities are deemed to be subject to the original issue discount rules) who disposes of its Preferred Securities between record dates for payments of Distributions will nevertheless be required to include accrued but unpaid interest of the Subordinated Debt Securities through the date of disposition in income as ordinary income and to add such amount to its adjusted basis in its Preferred Securities disposed of. Such Securityholder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than the Securityholder's adjusted tax basis (which will include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for Federal income tax purposes.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

    In general, information reporting requirements on Form 1099 will apply to payments on a Preferred Security to a noncorporate United States Person, and "backup withholding" at a rate of 31% will apply to such payments if such United States Person fails to provide an accurate taxpayer identification number or certain other conditions are met.

    Payment of the proceeds from the sale of Preferred Securities to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

PROPOSED TAX LAW CHANGES

    On February 6, 1997, the Clinton Administration released its budget proposal for fiscal year 1998. The proposal contains certain tax law changes that, if enacted, would prohibit an issuer from deducting interest payments or original issue discount on an instrument that has a maximum weighted average maturity of more than 40 years. Under the proposal, for purposes of determining the term of an instrument, any right to extend would be treated as exercised. The Administration's proposal, if enacted, would also treat a corporate issuer that files annual financial statements with the Commission as having characterized an instrument as equity for purposes of section 385(c) of the Internal Revenue Code of 1986, as amended, if the instrument (i) has a maximum term exceeding 15 years and (ii) is not shown as indebtedness on the applicable balance sheet of the issuer or, in the case of indebtedness issued to a related party that issues a related instrument, such related instrument is not reflected as indebtedness on the applicable consolidated balance sheet. Under section 385(c), the characterization by the issuer of an instrument as equity is binding on the issuer and all holders of the instrument unless a holder discloses on his tax return that he is treating such instrument in a manner inconsistent with the issuer's characterization. The Administration's proposal specifies that the changes would be effective for instruments issued on or after the date of first Congressional committee action.

    There can be no assurance that legislation affecting the Company's ability to deduct interest paid on the Subordinated Debt Securities or the characterization of the Subordinated Debt Securities for U.S. federal income tax purposes, including legislation similar to the proposals described above, will not be enacted in the future or that any such legislation would not be effective retroactively. In the event tax law changes are enacted and apply retroactively to the Subordinated Debt Securities, such changes could give rise to a Tax Event, which would permit the Company to cause a redemption of such Subordinated Debt Securities and of the related Preferred Securities and Common Securities, as described more fully under "Description of the Preferred Securities--Distribution of the Subordinated Debt Securities."

                                  UNDERWRITING

    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), PLC Capital has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Oppenheimer & Co., Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase the number of Preferred Securities set forth opposite its name below. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any of the Preferred Securities are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                                                                   NUMBER OF
                                                                                   PREFERRED
                                  UNDERWRITERS                                     SECURITIES
---------------------------------------------------------------------------------  ----------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated...........................................................     675,000
Goldman, Sachs & Co..............................................................     675,000
Morgan Stanley & Co. Incorporated................................................     675,000
Oppenheimer & Co., Inc...........................................................     675,000
A.G. Edwards & Sons, Inc.........................................................     100,000
Interstate/Johnson Lane Corporation .............................................     100,000
The Robinson-Humphrey Company, Inc...............................................     100,000
                                                                                   ----------

          Total..................................................................   3,000,000
                                                                                   ----------
                                                                                   ----------

    The Representatives have advised the Trust that the Underwriters propose to offer the Preferred Securities in part to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession not in excess of $.50 per Preferred Security. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.35 per Preferred Security to certain other brokers and dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    In view of the fact that the proceeds of the sale of the Preferred Securities will ultimately be used to purchase the Subordinated Debt Securities of Protective Life, the Purchase Agreement provides that Protective Life will pay as compensation ("Underwriters' Compensation") to the Underwriters for the Underwriters' arranging the investment therein of such proceeds, an amount in immediately available funds of $.7875 per Preferred Security (or $2,362,500 in the aggregate) for the accounts of the several Underwriters; provided that, such compensation for sales of 10,000 or more Preferred Securities to any single purchaser will be $.50 per Preferred Security. Therefore, to the extent of such sales, the actual amount of Underwriters' Compensation will be less than the aggregate amount specified in the preceding sentence.

    Until July 24, 1997, neither PLC Capital nor Protective Life will, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, or enter into any agreement to sell any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Subordinated Debt Securities or any debt securities substantially similar to the Subordinated Debt Securities or equity securities substantially similar to the Preferred Securities.

    The Preferred Securities have been approved for listing on the New York Stock Exchange, subject to notice of issuance. Trading of the Preferred Securities on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Preferred Securities. The Representatives have advised PLC Capital that they intend to make a market in the Preferred Securities prior to the commencement of trading on the New York Stock Exchange. The Representatives will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.

    Until the distribution of the Preferred Securities is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Preferred Securities. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Preferred Securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Preferred Securities.

    If the Underwriters create a short position in the Preferred Securities in connection with the offering, i.e., if they sell more shares of Preferred Securities than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Preferred Securities in the open market.

    The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Preferred Securities in the open market to reduce the Underwriters' short position or to stabilize the price of the Preferred Securities, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Prior to this offering there has been no public market for the Preferred Securities. In order to meet one of the requirements for listing the Preferred Securities on the New York Stock Exchange, the Underwriters will undertake to sell lots of 100 or more Preferred Securities to a minimum of 400 beneficial holders.

    PLC Capital and Protective Life have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

    Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, Protective Life and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

    Certain matters of Delaware law relating to the validity of the Preferred Securities will be passed upon for PLC Capital by Richards, Layton & Finger, P.A., special Delaware counsel to the Company and PLC Capital. The validity of the Subordinated Debt Securities and the Preferred Securities Guarantees and certain matters relating thereto will be passed upon for Protective Life by Debevoise & Plimpton. Certain United States federal income taxation matters will be passed upon for Protective Life and PLC Capital by Debevoise & Plimpton, special tax counsel to Protective Life and PLC Capital. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations) ("ST&B"). ST&B from time to time has been and currently is retained as counsel by certain insurance subsidiaries of the Company in connection with various legal matters.

Debevoise & Plimpton and ST&B will rely on the opinion of Richards, Layton & Finger, P.A. as to matters of Delaware law.

                                    EXPERTS

    The consolidated balance sheets of Protective Life as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996 and the related financial statement schedules which are incorporated by reference or included in Protective Life's Annual Report on Form 10-K for the year ended December 31, 1996 and which have been incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PROTECTIVE LIFE CORPORATION, PLC CAPITAL TRUST I OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PROTECTIVE LIFE CORPORATION OR PLC CAPITAL TRUST I SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    4
Incorporation of Certain Documents by Reference...........................    4
Summary...................................................................    6
Risk Factors..............................................................   11
Protective Life Corporation...............................................   16
Consolidated Earnings Ratios..............................................   23
Capitalization of Protective Life.........................................   24
Accounting Treatment......................................................   24
Use of Proceeds...........................................................   24
PLC Capital...............................................................   25
Description of the Preferred Securities...................................   26
Description of the Preferred Securities Guarantee.........................   36
Description of the Subordinated Debt Securities...........................   39
Effect of Obligations Under the Subordinated Debt Securities and the
  Preferred Securities Guarantee..........................................   48
Certain Federal Income Tax Considerations.................................   49
Underwriting..............................................................   53
Legal Matters.............................................................   54
Experts...................................................................   55

                                   3,000,000
                              PREFERRED SECURITIES
                              PLC CAPITAL TRUST I
                            8 1/4% TRUST ORIGINATED
                            PREFERRED SECURITIES-SM-
                                 ("TOPRS-SM-")

                            GUARANTEED TO THE EXTENT
                              SET FORTH HEREIN BY
                          PROTECTIVE LIFE CORPORATION

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              MERRILL LYNCH & CO.

                              GOLDMAN, SACHS & CO.

                              MORGANSTANLEY & CO.
      INCORPORATED

                            OPPENHEIMER & CO., INC.

                                 APRIL 24, 1997

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